Exhibit 2.1

DATED 26 July 2021

ACQUISITION AGREEMENT

relating to

PROJECT TITAN

CONTENTS

		Page
1	INTERPRETATION	1

2	COMMENCEMENT	14

3	SALE AND PURCHASE	15

4	CONDITIONS	15

5	CONSIDERATION	18

6	LEAKAGE	22

7	POSITION PENDING COMPLETION	23

8	COMPLETION	24

9	SELLER’S WARRANTIES	24

10	BUYER’S WARRANTIES	26

11	PROTECTION OF GOODWILL	27

12	GUARANTEE	28

13	CONFIDENTIALITY	30

14	ANNOUNCEMENTS	31

15	COSTS	32

16	NOTICES	33

17	ASSIGNMENT	34

18	COUNTERPARTS	34

19	FURTHER ASSURANCE	34

20	TERMINATION	34

21	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999	35

22	ENTIRE AGREEMENT	35

23	GENERAL	35

24	LAW AND JURISDICTION	35

SCHEDULE 1—THE COMPANY		37

SCHEDULE 2—GENERAL WARRANTIES		38

SCHEDULE 3—LIMITATIONS ON SELLER’S LIABILITY		57

THIS AGREEMENT is made on                26 July 2021

BETWEEN:-

(1)	Turner & Townsend Partners LLP (registered number OC401797) whose registered office is at Low Hall Calverley Lane, Horsforth, Leeds, United Kingdom, LS18 4GH (the “Seller”);

(2)	CBRE Titan Acquisition Co. Limited (registered number 13524061) whose registered office is at St. Martin’s Court, 10 Paternoster Row, London, England EC4M 7HP (the “Buyer”); and

(3)	CBRE Group, Inc. (NYSE:CBRE) whose office is at 2100 McKinney Avenue, Suite 1250, Dallas, Texas 75201, United States of America (the “Buyer’s Guarantor”).

INTRODUCTION

(A)

On the date hereof and at all times until immediately prior to the consummation of the Newco Acquisition (as defined below), the Seller is and will be the sole shareholder of the Company (as defined below) and holds and will hold the legal and beneficial title to the Seller Shares and the Shares. After the consummation of the Newco Acquisition and immediately prior to Completion, the Seller and Newco (as defined below) will be the sole shareholders of the Company and the Seller will hold the legal and beneficial title to the Seller Shares and the Newco Shares (as defined below) and Newco will hold the legal and beneficial title to the Newco Owned Shares (as defined below).

(B)	This Agreement sets out the terms on which the Buyer has agreed to buy and the Seller has agreed to sell or procure the sale of the Shares and the Newco Shares.

IT IS AGREED as follows:-

1.	INTERPRETATION

1.1	In this Agreement:-

“Accounts”	the audited consolidated financial statements of the Group for the accounting reference period ended on the Accounts Date

“Accounts Date”	30 April 2021

“Accounts Relief”	has the meaning given in the Tax Deed

“Act”	the Companies Act 2006

“Aggregate Daily Rate”	the sum equal to £257,907 multiplied by the number of days from (and excluding) the Locked Box Date to (and including) the Completion Date

“Agreed Leakage Amount”	has the meaning given in Clause 6.3

“Amended Employment Agreements”	the amended and restated employment agreements of each of the Seller LLP Partners other than the members of the Executive Leadership Team, in the agreed form

“Application”	the application or applications for approval of the Transaction in accordance with the Conditions

“Australian FIRB”	has the meaning given to it in Schedule 8

“Australian FIRB Condition”	has the meaning given to it in Clause 3.2.

“Australian Subsidiaries”

means:

(a)   Turner & Townsend Pty Ltd;

(b)   Turner & Townsend Australia Pty Ltd;

(c)   Turner & Townsend Thinc Group Holdings Pty Ltd;

(d)   Turner & Townsend Thinc Health Australia Pty Ltd;

(e)   Turner & Townsend Thinc Pty Ltd; and

(f)   AMCL Pty Ltd

“Business”	the business of providing cost and commercial management, programme management and project management consultancy services to clients in the infrastructure, natural resources and real estate sectors carried on by the Group

“Business Day”	any day (other than a Saturday, Sunday or public holiday in England or New York City) on which clearing banks in the City of London and New York City are open for the transaction of normal sterling banking business

“Buyer Change of Control”	the acquisition (whether by purchase, transfer or otherwise) by any third party (other than CBRE Group, Inc. or a wholly owned subsidiary undertaking thereof) of any interest in the share capital of the Buyer or any parent undertaking of the Buyer where, upon completion of that acquisition, the acquirer, together with its connected persons, would hold more than 50 per cent in nominal value and/or voting rights attached to such share capital

“Buyer’s Group”	the Buyer and any subsidiary or holding company for the time being of the Buyer and any subsidiary for the time being of a holding company of the Buyer

“Buyer’s Relief”	has the meaning given in the Tax Deed

“Buyer’s Solicitors”	Simpson Thacher & Bartlett LLP, CityPoint, One Ropemaker Street, London EC2Y 9HU

“Check the Box Election”	the filing of a duly completed and validly executed US IRS Form 8832 to make an election under section 301.7701-3 of the Treasury Regulations

“Code”	the U.S. Internal Revenue Code of 1986, as amended

“Company”	Turner & Townsend Holdings Limited (details of which are set out in Schedule 1)

“Competent Authority”	any Governmental Entity in any jurisdiction with jurisdiction in Competition Laws and/or; any Governmental Entity in any jurisdiction with jurisdiction in national security and/or foreign investment control law

“Competition Laws”	all competition laws applicable to the business of any Group Company including, but not limited to:- (a) the Chapter I Prohibition or Chapter II Prohibition of the

Competition Act 1998;

(b)   the Enterprise Act 2002;

(c)   Article 101 or Article 102 of the Treaty on the Functioning of the European Union (formerly Article 81 and Article 82 of the Treaty of Rome);

(d)   other competition rules whether of the United Kingdom or of the European Union relating to State aid, merger control, public procurement and anti-dumping;

(e)   the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, provincial, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(f)   any competition law, anti-trust law, or law having equivalent purpose or effect, of or applicable in any other jurisdiction; or

(g)   any legislation, statute, directive, regulation, judgment, decision, order, instrument and other legislative measures or decisions having the force of law, treaties and/or conventions in relation to restrictive or other anti-competitive agreements or practices, and/or abuse of dominant or monopoly market positions (whether held individually or collectively)

“Completion”	the completion of the sale and purchase of the Shares and the Newco Shares in accordance with this Agreement

“Completion Date”

means:-

(a)   the first Business Day of the calendar month immediately following the calendar month in which the date of satisfaction or waiver of the final Regulatory Condition occurs in accordance with Clause 4, provided that such first Business Day is at least five Business Days after such date of satisfaction or waiver; or

(b)   if the first Business Day of the calendar month immediately following the calendar month in which the date of satisfaction or waiver of the final Regulatory Condition occurs in accordance with Clause 4 is four or less Business Days after such date of satisfaction, the first Business Day of the second calendar month immediately following the calendar month in which the date of satisfaction or waiver of the final Regulatory Condition occurs in accordance with Clause 4; or

(c)   such other date that the Seller and the Buyer mutually agree in writing provided that, the Completion Date shall occur on such date only if each of the other Conditions (i.e., in addition to the Regulatory Conditions) shall have been satisfied or waived prior to such date, and provided, further, that, whenever the term “Completion Date” is used retrospectively so as to refer to the date Completion occurred, it shall be deemed to mean the date Completion occurred

“Conditions”	the conditions to Completion set out in Clause 4.1 (each a “Condition”)

“Confidential Information”	all information not in the public domain used in or otherwise relating to any Group Company’s business, customers, or financial or other affairs

“Consideration”	the sum equal to £960,000,000

“Consent Matter”	has the meaning given in Clause 7.4

“CTA 2010”	the Corporation Tax Act 2010

“Data Room”	the online data room facility hosted by Datasite relating to Project Titan

“Data Room Index”	the index of the Data Room Information which is attached to the Disclosure Letter

“Data Room Information”	the documents, information and replies by or on behalf of the Seller to all questions and information requests from the Buyer and its advisers made available prior to the date of this Agreement in the Data Room, as listed in the Data Room Index

“Deferred Consideration Advance”	the sum equal to the amount of Tax payable by a Seller LLP Partner in respect of his entitlement to a proportion of (i) the First Deferred Consideration to the extent that such Tax falls due for payment to the relevant Tax Authority prior to the First Deferred Consideration Payment Date and/or (ii) the Second Deferred Consideration to the extent that such Tax falls due for payment to the relevant Tax Authority prior to the Second Deferred Consideration Payment Date

“Deferred Consideration Advance Notice”	written notice from the Seller to the Buyer instructing the payment of a Deferred Consideration Advance in accordance with Clause 5.5 stating the amount of the relevant Deferred Consideration Advance and providing reasonable evidence that the Tax giving rise to such notice is payable by the relevant Seller LLP Partner to the relevant Tax Authority (and for these purposes it is acknowledged and agreed that written confirmation from the Seller’s tax adviser shall constitute reasonable evidence)

“Disclosed”	fairly disclosed in the Disclosure Letter and/or Data Room Information with sufficient detail to enable a third party buyer to identify the nature, scope and order of magnitude of the fact, matter, circumstance or other information disclosed and to make a reasonably informed assessment of the fact, matter, circumstance or other information and its impact on the Group or the Buyer Group or the transactions contemplated by the Transaction

Documents

“Disclosed Schemes”	the employee pension benefit plans / schemes detailed in folders 4.53, 4.54 and 12 of the Data Room Information

“Disclosure Letter”	the disclosure letter in the agreed form, together with the Data Room Information, from the Seller and addressed to the Buyer containing disclosures against the Warranties and dated on or around the date of this Agreement

“Economic Sanctions Laws”	economic or financial sanctions, trade embargoes or export control laws imposed, administered or enforced from time to time by any Sanctions Authority

“ELT Amended Employment Agreements”	the amended and restated employment agreements entered into between a Group Company and each member of the Executive Leadership Team, in the agreed form

“ELT LLP Partner Restrictive Covenant Undertakings”	restrictive covenant undertakings entered into by each ELT LLP Partner in favour of the Buyer and the Company, in the agreed form

“ELT LLP Partners”	the Executive Leadership Team in their respective capacities as members of the Seller

“Employee Bonus Pool”	has the meaning given in Schedule 10

“Encumbrance”	any encumbrance, restriction on transfer, security interest, mortgage, charge, pledge, lien, assignment, option, right to acquire, right of pre-emption or other third party right and any agreement, arrangement or obligation to give or create any of the same

“Executive Board”	the executive board of the Company following Completion constituted in accordance with the articles of association of the Company from time to time and comprising representatives of the Buyer and the Seller

“Executive Leadership Team”	Vincent Clancy, Jeremy Lathom-Sharp, James Dand, Patricia Moore and Murray Rowden

“First Deferred Consideration”	the sum equal to 25% of the Consideration

“First Deferred Consideration Leaver Adjustment”	the sum equal to the amount set out in column 3 of the table set out in the Leaver Adjustments Schedule opposite the name of the applicable Seller LLP Partner

“First Deferred Consideration Payment Date”	the third anniversary of the Completion Date (or the next Business Day immediately following the third anniversary of the Completion Date, if the date of such third anniversary is not a Business Day)

“First Leaver Test Date”	has the meaning given in Clause 5.8

“Fundamental Warranties”	the warranties set out in Clause 9.1 of this Agreement and Paragraph 1, Paragraph 2.1, Paragraph 2.2, Paragraph 15 and Paragraph 21 of Schedule 2

“General Warranties”	the warranties set out in Schedule 2 other than any Fundamental

Warranties

“Good Leaver”	a Seller LLP Partner who ceases to be member of the Seller after Completion and is deemed or determined to be a “good leaver” in accordance with the provisions of clause 3.4(b) of the Shareholders’ Agreement

“Governmental Entity”	any government, any agency, bureau, branch, board, commission, court, department, official, political subdivision, regulatory or administrative authority, tribunal or other instrumentality of any government, in each case, whether foreign, federal, state, provincial, territorial or local, any self-regulatory organization (including any securities exchange) or any judicial body or arbitrational tribunal

“Governmental Order”	any order, writ, judgment, decision, ruling, injunction, decree, assessment, stipulation, determination or arbitration or other award issued, made or rendered by or entered with any Governmental Entity

“Gross up Amount”	has the meaning given in Clause 5.17

“Group”	the Company and each of the Subsidiaries

“Group Company”	the Company or any of the Subsidiaries

“IFRS”	the international accounting standards issued by the International Accounting Standards Board

“Implementation Agreement”	the implementation agreement, between the Seller and the Seller LLP Partners, in the agreed form

“Initial Consideration”	the sum equal to 55% of the Consideration, subject to reduction for the Agreed Leakage Amount (if any) in accordance with Clause 5.2

“Insolvent”	with respect to any Non-US Subsidiary, the fair market value of the assets of such Non-US Subsidiary, including intangible assets such as goodwill and going concern value and the value of equity interests in subsidiaries and intercompany receivables, does not exceed the sum of its liabilities, including intercompany liabilities, in each case as determined for U.S. federal income tax purposes

“Intellectual Property”	patents, registered designs, design rights, copyrights (and copyright-adjacent rights), data and database rights, trade marks, service marks and trade or business names, domain names and URLs, rights in know-how, rights in software, trade secrets and confidential information, goodwill and rights to sue for passing off together with all other intellectual property rights or equivalent rights in any part of the world whether registered or the subject of an application for registration

“Leakage”

any of the following occurring in the Locked Box Period:-

(a)   any dividend or other distribution of any kind (including any management or similar charges) declared, paid or made by any Group Company (other than between or to Group Companies);

(b)   any payments made by any Group Company to or for the benefit of the Seller, any Seller LLP Partner or any of their connected persons (excluding for these purposes any Group Company), including (but not limited to) any payments made by any Group Company to or for the benefit of the Seller, any Seller LLP Partner or any of their connected persons in respect of any Group Company’s loan or share capital or other securities or such loan or share capital or other securities being issued, redeemed, purchased or repaid, or any other return of capital being made (in each case other than between Group Companies);

(c)   the assumption, surrender, waiver, release, discharge or discount by a Group Company of any obligation or actual or potential liability owed to that Group Company by the Seller, any Seller LLP Partner or any of their connected persons to or for the benefit of the Seller, any Seller LLP Partner and any of their connected persons (in each case other than between Group Companies and save for any assumption, surrender, waiver, release, discharge or discount which is to be made pursuant to the terms of any Transaction Document);

(d)   any payment or incurrence by a Group Company of any fees or expenses in connection with the preparation for, negotiation or completion of the sale and purchase of the Shares and the Newco Shares pursuant to, or the entry into of, this Agreement and the other Transaction Documents;

(e) any transfer or surrender of assets by a Group Company to or for the benefit of the Seller, any Seller LLP Partner or any of their connected persons (other than between Group Companies);

(f)   the assumption of or incurrence by any Group Company of any borrowing, liability or indebtedness, or any Encumbrance over any of its assets or rights, for or on behalf of, or for the benefit of, or the granting of any indemnity, guarantee or Encumbrance to or for the benefit of the Seller, any Seller LLP Partner or any of their connected persons (in each case excluding for the benefit of any Group Company);

(g)   transaction bonuses (whether in cash or in kind) payable to or for the benefit of (i) the Seller, any Seller LLP Partner or any of their connected persons or (ii) any current or former employees, directors (including any directors resigning on or prior to Completion) or consultants of any Group Company payable in connection with the transactions contemplated by this Agreement or any other Transaction Document or any documents or transactions ancillary to the Transaction Documents (including any amounts required to be paid or deducted by any Group Company in respect of or on account of Payroll Taxes in connection with such transaction bonuses);

(h) the transfer or surrender of any Buyer’s Relief to, or the use of any Buyer’s Relief by, the Seller;

(i) the agreement or undertaking by a Group Company to do any of the matters set out in (a) to (g) (inclusive) above so as to take effect at any time following the Locked Box Date; and

(j) fees, costs and expenses and any charge to Tax (other than recoverable value added tax or applicable overseas equivalent) incurred, paid or payable by a Group Company in relation to (i) any of the matters referred to in paragraphs (a) to (h) (inclusive) above and (ii) any step taken or transaction entered into by any of the Group Companies which has the direct or indirect effect of ensuring that the Company has sufficient cash and/or distributable reserves to enable it to pay the Pre- Completion Dividend, except, in each case, where such amount of fees, costs, expenses or Tax has actually been reimbursed to the relevant Group Company by the Seller, any Seller LLP Partner or any of their connected persons (excluding for these purposes any Group Company) without cost to any Group Company, excluding in all cases any Permitted Leakage

“Leaver Adjustment Payment Date”	has the meaning given in Clause 5.10

“Leaver Adjustments Schedule”	the schedule of First Deferred Consideration Leaver Adjustments and Second Deferred Consideration Leaver Adjustments set out in Schedule 11

“Legal Restraint”	has the meaning given in Clause 4.1.2

“Locked Box Accounts”	the unaudited (pre-IFRS 16) consolidated balance sheet of the Group as at the Locked Box Date in the form set out at Schedule 7

“Locked Box Date”	30 April 2021

“Locked Box Period”	the period commencing on (and including) the day immediately following the Locked Box Date and ending on the Completion Date

“Longstop Date”	31 March 2022 or such other date as the Parties may agree in writing

“Newco”	a newly formed private limited company incorporated in the UK which is wholly owned by the Seller immediately prior to Completion

“Newco Acquisition”	the transfer of the Newco Owned Shares by the Seller to Newco pursuant to paragraph 3 of Schedule 9 of this Agreement

“Newco Owned Shares”	after the consummation of the Newco Acquisition, 10 fully paid ordinary shares of £1.00 each in the capital of the Company, representing 1% of the total issued share capital of the Company

“Newco Shares”	the entire issued share capital of Newco

“Non-US Subsidiary”	each legal entity owned or controlled directly or indirectly by the Company at the date of this Agreement and which is resident for tax purposes in a jurisdiction other than the US

“November Dividend”	has the meaning given in Clause 7.7

“Other Seller LLP Partners Restrictive Covenant Undertakings”	restrictive covenant undertakings entered into by such number of Seller LLP Partners (other than the ELT LLP Partners) who (together with the ELT LLP Partners) in the aggregate hold at least 75 per cent. (75%) of the total number of Partnership Equity Points held by all Seller LLP Partners in favour of the Buyer and the Company, in the agreed form

“Outstanding Debt”	all loan notes or other indebtedness (including in respect of unpaid profit share owed to retirees) payable by the Company or any other Group Company to (i) the Seller, (ii) any former shareholder of the Company or other Group Company, or (iii) any current or former member in the Seller, in any case that are outstanding as of immediately prior to Completion

“Outstanding Debt Payoff”	has the meaning given in Schedule 5

“Partnership Agreement”	the partnership agreement in respect of the Seller, between the Seller and the Seller LLP Partners, in the agreed form

“Partnership Equity Points”	has the meaning given in the partnership agreement in respect of the Seller dated 4 November 2015

“Party”	a party to this Agreement and “Parties” shall be construed accordingly

“Payment Agent”	JPMorgan Chase Bank N.A. (acting through its London branch) or such other payment agent as the Seller may nominate (details of such payment agent to be provided by the Seller to the Buyer in writing) and which is acceptable to the Buyer (acting reasonably)

“Payment Agent Account”	such UK bank account of the Payment Agent as the Seller shall specify in writing to the Buyer not less than two Business Days prior to Completion as being the Payment Agent Account

“Payroll Tax”	any charge to income tax, national insurance contributions or apprenticeship levy (or any similar employment related Tax or social security contribution in any jurisdiction), together with any interest and penalties in relation thereto

“Pension Benefits”	pension, allowance, lump sum or other similar benefit on death, disability, sickness, retirement or termination of employment (whether voluntary or not) including any mandatory or contractual severance, gratuities, termination or retirement indemnities or long service awards and any mandatory, government and social security schemes

“Permitted Leakage”	any of the following:-

(a)   any payment to the extent specifically provided for under, or, so long as the Buyer has been informed by the Seller that the matter in question will result in Leakage, consented to or agreed in writing by or on behalf of the Buyer pursuant to, the terms of the Transaction Documents;

(b) any amount to the extent to which it is specifically accrued or specifically provided for in the Locked Box

Accounts;

(c)   the matters and amounts listed in Schedule 6;

(d)   any amounts incurred, paid or agreed to be paid or payable or any liability, cost of expense incurred in connection with any matter undertaken at the written request (or with the prior written consent) of the Buyer where such request (or written consent) expressly contemplates that the matter shall constitute Permitted Leakage;

(e)   any payments incurred, made or agreed to be paid or payable in respect of salaries, fees, pension contributions, expenses, bonuses, emoluments and other remuneration and entitlements to, or in respect of services provided by, Seller LLP Partners pursuant to employment agreements or benefit plans in existence as at the date of this Agreement or entered into, adopted or amended in accordance with Schedule 4 or in the ordinary course of business; and

(f)   any charge to Tax suffered or payable by a Group Company in relation to (a), (d) or (e) above (excluding any Tax suffered or payable by a Group Company in connection with any step taken or transaction entered into by any of the Group Companies which has the direct or indirect effect of ensuring that the Company has sufficient cash and/or distributable reserves to enable it to pay the Pre-Completion Dividend)

“Pre-Completion Dividend”	has the meaning given in Schedule 9

“Pre-Completion Dividend Amount”	the sum equal to the aggregate of:- (a) £3,474,000; plus (b) the Aggregate Daily Rate; less (c) the November Dividend (if any)

“Pre-Completion Restructuring”	the restructuring of the Group prior to Completion in accordance with the steps set out in Clause 4.7 and Schedule 9; provided that, if the Parties agree in writing to amend, vary or supplement the steps set out in Clause 4.7 and/or Schedule 9, then “Pre- Completion Restructuring” shall be treated as a reference to such amended, varied or supplemented steps

“Pre-Completion Restructuring Tax Deed”	the pre-completion restructuring tax deed (in the agreed form)

“Press Release”	the press release in the agreed form relating to the transactions set out in this Agreement

“Properties”	the properties details of which are set out in folder 7 of the Data Room Information and reference to a “Property” shall mean any one of them

“RCF Agreement”	the multicurrency revolving facility agreement originally dated 5

November 2015, as amended on 10 March 2020 and as amended and restated by an amendment and restatement agreement dated 3 June 2020 between, among others, the Company as the Parent, HSBC UK Bank plc and National Westminster Bank plc as Arrangers and Lenders and National Westminster Bank plc as the Agent

“Regulatory Conditions”	has the meaning given in Clause 4.3

“Relevant Area”	such geographical areas as the Group has carried on any part of the Business at any time during the period commencing 12 months immediately prior to the date hereof and through Completion

“Relevant Customer”	any person who is or was a client or customer of any Group Company at any time during the period commencing 12 months immediately prior to the date hereof and through Completion

“Relevant Transfer”	“relevant transfer” as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006 or equivalent legislation applied in other jurisdictions

“Relief”	has the meaning given in the Tax Deed

“Sanctions Authority”	means (i) the United States, (ii) the United Nations Security Council, (iii) the European Union or any member state thereof, (iv) the United Kingdom or (v) the respective Governmental Entities of any of the foregoing including, without limitation, OFAC, the U.S. Department of Commerce, the U.S. Department of State, any other agency of the U.S. government, and Her Majesty’s Treasury; and (vi) any other Governmental Entity with responsibility for imposing, administering or enforcing Economic Sanctions Law with jurisdiction over any Group Company

“Second Deferred Consideration”	the sum equal to 20% of the Consideration

“Second Deferred Consideration Leaver Adjustment”	the sum equal to the amount set out in column 4 of the table set out in the Leaver Adjustments Schedule opposite the name of the applicable Seller LLP Partner

“Second Deferred Consideration Payment Date”	the fourth anniversary of the Completion Date (or the next Business Day immediately following the fourth anniversary of the Completion Date, if the date of such fourth anniversary is not a Business Day)

“Second Leaver Test Date”	has the meaning given in Clause 5.9

“Seller LLP Partners”	the members in the Seller as at the date of this Agreement (being those individuals listed in document 2.3.1 of the Data Room Information) and who continue to be members in the Seller at Completion, provided that (1) in the case of death of a member prior to Completion, such member shall continue to be regarded as a Seller LLP Partner for the purposes of the distribution of his or her share of the Consideration in accordance with this Agreement and the Implementation Agreement, (2) in the case in which a member is no longer a member in the Seller prior to Completion for any reason other than death of such member, such member shall not be regarded as a Seller LLP Partner unless the Seller proposes to treat such member as a Seller LLP Partner and the Buyer consents to such treatment (which consent shall not unreasonably be withheld), in which case such member shall continue to be regarded as a Seller LLP Partner for the purposes of the distribution of his or her share of the Consideration in accordance with this Agreement and the Implementation Agreement, and (3) notwithstanding the cessation of any member as a member in the Seller for any reason prior to Completion, such member shall be deemed to be a Seller LLP Partner until such time of cessation for all purposes, including with respect to Leakage and Permitted Leakage, and reference to a “Seller LLP Partner” shall mean any one of them

“Seller Shares”	400 fully paid ordinary shares of £1.00 each in the capital of the Company, which together with, prior to the consummation of the Newco Acquisition, the Shares and, after the consummation of the Newco Acquisition, the Shares and the Newco Owned Shares comprise the entire issued share capital of the Company

“Seller’s Solicitors”	Pinsent Masons LLP of 30 Crown Place, Earl Street, London, EC2A 4ES

“Senior Employee”	any employee of any Group Company with a gross annual basic salary of in excess of £150,000 (or the equivalent sum calculated in the relevant local currency)

“Shareholders’ Agreement”	the shareholders’ agreement in relation to the Company to be entered in to between (1) the Buyer, (2) the Seller and (3) the Company on Completion, in the agreed form

“Shares”	(i) prior to the consummation of the Newco Acquisition, 600 fully paid ordinary shares of £1.00 each in the capital of the Company, which together with the Seller Shares comprise the entire issued share capital of the Company and (ii) after the consummation of the Newco Acquisition, 590 fully paid ordinary shares of £1.00 each in the capital of the Company, which together with the Seller Shares and the Newco Owned Shares comprise the entire issued share capital of the Company

“Subsidiaries”	the subsidiaries and subsidiary undertakings of the Company, details of which are set out in document 2.2 of the Data Room Information and references to a “Subsidiary” include a reference to each of the individual subsidiaries

“Tax”	has the meaning given in the Tax Deed

“Tax Authority”	has the meaning given in the Tax Deed

“Tax Deed”	the tax deed (in the agreed form) entered into on Completion between the Seller and the Buyer

“Tax Saving”	in relation to any Leakage, any reduction in the amount of, or the elimination of, any liability of any Group Company to make an actual payment of Tax in cash in respect of the period in which Completion occurs or the following period as a result of the use or set-off of any Relief (other than any Accounts Relief) arising as a consequence of such Leakage or the matters giving rise to such Leakage, excluding the reduction or elimination of any liability to Tax where such Tax charge itself only arises as a result of or in connection with an item of Leakage

“Tax Warranties”	the warranties set out in paragraph 20 of Schedule 2

“Total First Leaver Deduction”	has the meaning given in Clause 5.8.3

“Total Second Leaver Deduction”	has the meaning given in Clause 5.9.3

“Transaction Documents”	this Agreement, the Disclosure Letter, the Tax Deed, the Pre- Completion Restructuring Tax Deed, the Shareholders’ Agreement and any other document referred to in any such agreement or required to be entered into pursuant to any such agreement

“Treasury Regulations”	the U.S. Treasury Regulations promulgated under the Code, including proposed or temporary regulations

“UK”	the United Kingdom of Great Britain and Northern Ireland

“UK Defined Benefit Scheme”	the UK defined benefit pension scheme known as the Turner Townsend Final Salary Scheme currently governed by the trust deed dated 12 September 1962 and rules dated 18 October 2000 (as subsequently amended)

“US”	the United States of America

“Warranties”	the Fundamental Warranties and the General Warranties

“W&I Policy”	any warranty and indemnity insurance policy that the Buyer may implement in respect of the terms of this Agreement and/or the Tax Deed

1.2	In this Agreement, a reference to:-

1.2.1	“includes” or “including” means including, without limitation;

1.2.2	a “person” includes a reference to an individual, any partnership, unincorporated association or body corporate wherever situate and any Governmental Entity;

1.2.3	any gender includes a reference to the other genders;

1.2.4	the singular shall include the plural and vice versa;

1.2.5	a Clause or Schedule is a reference to a clause of and schedule to this Agreement;

1.2.6

a document “in the agreed form” is a reference to a document in the form approved and, for the purposes of identification only, signed by or on behalf of the Buyer and the Seller (in each case with such amendments as may be agreed by or on behalf of the Seller and the Buyer);

1.2.7

a statutory provision includes a reference to that provision as modified, replaced, amended and/or re-enacted from time to time (before or after the date of this Agreement), any statute, statutory provision or subordinate legislation which it amends or re-enacts and any prior or subsequent subordinate legislation made under it, except to the extent that any such modification, replacement, amendment or re-enactment would increase or extend the liability of the Seller under this Agreement;

1.2.8	“costs” includes a reference to costs, charges and expenses of every description;

1.2.9	a “connected person” is a reference to a person connected with another within the meaning of section 1122 of CTA 2010;

1.2.10

a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and schedule 7) of the Act and an “undertaking” is to be construed in accordance with section 1161 of the Act;

1.2.11

“in the ordinary course of business” means actions taken in the course of the normal day-to-day business activities of the Group Companies, past customs and business operations as consistently applied over the period of 12 months immediately preceding the date of this Agreement; and

1.2.12	words, expressions or abbreviations detailed in the Schedules shall have the same meaning in this Agreement except where otherwise provided.

1.3	The Schedules form part of the operative provisions of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the Schedules.

1.4	The index to and the headings in this Agreement are for information only and are to be ignored in construing it.

1.5	General words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

1.6

A monetary sum to be taken into account for the purposes of any Leakage amount pursuant to Clause 6 where that sum is expressed in a currency other than pounds sterling shall be translated into pounds sterling at Barclays Bank PLC’s spot rate of exchange for the purchase of the relevant currency with sterling in the London foreign exchange market at or about 11am on the date such Leakage was or is incurred (or, if such day is not a Business Day, on the Business Day immediately preceding such day).

1.7	Any reference to a time in this Agreement is a reference to the time in London.

2.	COMMENCEMENT

2.1	This Agreement shall be effective from the date hereof.

2.2	On execution of this Agreement:

2.2.1	the Buyer shall deliver to the Seller:

(a)	a countersigned copy of the Disclosure Letter duly executed by the Buyer;

(b)	the ELT LLP Partner Restrictive Covenant Undertakings duly executed by the Buyer;

(c)	written resolutions in the agreed form of the directors of the Buyer authorising the execution by Buyer of this Agreement and the other Transaction Documents to which it is a party;

(d)	minutes of a duly held meeting of the directors of Buyer’s Guarantor authorising the execution by Buyer’s Guarantor of this Agreement;

(e)	a legal opinion in the agreed form addressed to the Seller from Richards, Layton & Finger, P.A.;

2.2.2	the Seller shall deliver to the Buyer:

(a)

a copy of each power of attorney (if any) confirming the authority of each person executing this Agreement and any other Transaction Documents as attorney for the Seller and/or the Seller LLP Partners;

(b)	the ELT Amended Employment Agreements duly executed by the members of the Executive Leadership Team;

(c)	the ELT LLP Partner Restrictive Covenant Undertakings duly executed by the members of the Executive Leadership Team;

(d)	a copy of the Implementation Agreement duly executed by the Seller;

(e)

copies of all ballots executed and delivered by the Seller LLP Partners in connection with the vote of the Seller LLP Partners on the transactions contemplated by this Agreement and the other Transaction Documents;

(f)	a copy of the Disclosure Letter duly executed by the Seller.

2.3	Within ten (10) Business Days of the date of this Agreement the Seller shall deliver to the Buyer the Amended Employment Agreements.

3.	SALE AND PURCHASE

3.1

Subject to the terms and conditions of this Agreement, the Seller shall sell the Shares and the Newco Shares with full title guarantee free from all Encumbrances and the Buyer shall purchase the Shares and the Newco Shares with effect from and including Completion, to the intent that as from Completion all rights and advantages accruing to the Shares and the Newco Shares, including any dividends or distributions declared or paid on the Shares and the Newco Shares after that time, shall belong to the Buyer.

3.2

Insofar as the Australian Subsidiaries are concerned, Clause 3.1 is of no force or effect and is not binding on the Parties until the Regulatory Condition relating to Australian FIRB approval is fulfilled in accordance with Clause 4 (the “Australian FIRB Condition”). To the extent that the Australian FIRB Condition is not satisfied, the Buyer shall have no interest (direct or indirect, legal or beneficial) in the Australian Subsidiaries and Completion shall not occur to the extent it would create such an interest. Until the earlier of the occurrence of Completion or termination of this Agreement, the Seller covenants to the Buyer that it shall not create, transfer, encumber or dispose of (whether by sale, offer, transfer or otherwise) any interest (direct or indirect, legal or beneficial) in the whole or any part of the assets (save for in the ordinary course of trade), undertaking or share capital of the Australian Subsidiaries to any person other than the Buyer (subject always to the other provisions of this Clause 3.2 and satisfaction of the Australian FIRB Condition).

4.	CONDITIONS

4.1	Completion of this Agreement is subject to and conditional upon each of the following conditions being fulfilled before Completion:

4.1.1

in so far as this Agreement, in whole or in part, requires filing, submission or notification to any Competent Authority in the jurisdictions and with respect to the Competition Laws and national security or foreign investment control laws set out in Schedule 8, any required consents, authorisations and approvals required to be obtained prior to the consummation of the transactions contemplated by this Agreement from the Competent Authority in each jurisdiction and with respect to each Competition Law and national security or foreign investment control laws set out in Schedule 8 having have been obtained (or any applicable waiting period thereunder having expired or been terminated) unconditionally or subject only to conditions, obligations, undertakings or modifications in terms reasonably satisfactory to the Buyer and the Seller;

4.1.2	no Governmental Entity of competent authority and jurisdiction having issued a Governmental Order or enacted a law that: (a) remains in effect; and (b) makes illegal or prohibits the consummation of the transactions contemplated by this Agreement or any of the other Transaction Documents (such a Governmental Order or law being a “Legal Restraint”);

4.1.3	delivery by the Seller to the Buyer of Other Seller LLP Partners Restrictive Covenant Undertakings; and

4.1.4	unless this Condition is waived by the Buyer in writing in its sole discretion, the Seller having completed the Pre-Completion Restructuring,

(together the “Conditions”).

4.2

Each of the Buyer and the Seller shall use all reasonable endeavours to ensure satisfaction of the Conditions as soon as possible after the date of this Agreement and in any event before the Longstop Date.

4.3

The Buyer shall use all reasonable endeavours to ensure that any filing(s) necessary to fulfil the Conditions contemplated by Clause 4.1.1 (the “Regulatory Conditions”) (in a form and substance satisfactory to both the Buyer’s Solicitors and the Seller’s Solicitors) are filed with all relevant Competent Authorities as soon as possible following the date of this Agreement and in any event within ten Business Days, save for the filing(s) in respect of the Australian FIRB Condition, which shall be made as soon as possible following the date of this Agreement and in any event within 15 Business Days. The Buyer shall be obliged to pay the necessary filing fee(s) as and when required by the Competent Authority.

4.4	Without prejudice to the generality of the obligations set out in Clauses 4.2 to 4.3, the Buyer and the Seller (as applicable) shall, as soon as reasonably practicable:

4.4.1	procure that the Buyer’s Solicitors and the Seller’s Solicitors consult regularly with respect to progress made towards fulfilment of the Regulatory Conditions;

4.4.2

notify the Buyer’s Solicitors or Seller’s Solicitors (as applicable) of any material written communication from, or any material oral communication with, the relevant Competent Authority and provide the Seller’s Solicitors with copies of such material written communications and details of such material oral communications (except copies of communications which the Buyer reasonably believes are already in the possession of the Seller or any information which is confidential to the Buyer);

4.4.3

provide the Buyer’s Solicitors or Seller’s Solicitors (as applicable) with copies of all draft submissions and material communications to the relevant Competent Authority at such time as will allow the Buyer’s Solicitors or Seller’s Solicitors (as applicable) a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent and reasonably take such comments into account when preparing all draft submissions and material communications (except draft submissions or portions thereof which are confidential to the Buyer); and

4.4.4

where requested by the other Party, on reasonable notice and where permitted by the relevant Competent Authority, allow persons nominated by the Buyer or Seller (as applicable) to attend all meetings, and participate in all material telephone calls, with any relevant Competent Authority and, where appropriate, to make oral submissions at such meetings or during such telephone calls.

4.5

Without prejudice to the generality of the obligations set out in Clauses 4.2 to 4.4, the Seller shall, as soon as, and so far as, reasonably practicable provide the Buyer’s Solicitors when requested with such documents and information, including about the business of the Group which it may have in its possession, as is reasonably necessary to assist the Buyer with the fulfilment of the Regulatory Conditions provided any such request shall allow a reasonable amount of time in which to compile and provide such information to the Buyer.

4.6

In making any communication and disclosing any document or other information in connection with the obligations in Clauses 4.2 to 4.4 the Seller and the Buyer may, acting reasonably, agree that certain commercially sensitive information or where any such information must by law remain confidential it shall be disclosed only on a counsel-to-counsel basis. The Seller and the Buyer agree not to seek disclosure from each other’s respective advisers or to disclose to each other information disclosed to its respective advisers on a counsel-to-counsel basis.

4.7	Without prejudice to the generality of the obligations set out in Clause 4.2:

4.7.1

within five (5) Business Days of the date of this Agreement or as soon as reasonably practicable thereafter, the Buyer shall provide the Seller with a list of the information it reasonably requires in order to determine which Non-US Subsidiaries are Insolvent and evaluate whether to make Check the Box Elections with respect to the Non-US Subsidiaries and provide any other information the Buyer may reasonably request in relation to completion of the Pre-Completion Restructuring;

4.7.2

within five (5) Business Days of the receipt of the request at Clause 4.7.1 or as soon as reasonably practicable thereafter, the Seller shall provide to the Buyer a list of the Non-US Subsidiaries and their direct and indirect owners, together with any additional information requested by the Buyer pursuant to Clause 4.7.1;

4.7.3

within five (5) Business Days of the receipt of the requested information pursuant to Clause 4.7.2 or as soon as reasonably practicable thereafter, the Buyer shall provide the Seller with a list of the Non-US Subsidiaries in respect of which the Buyer wishes the Seller to make Check the Box Elections pursuant to paragraph 2 of Schedule 9, together with drafts of IRS Forms SS-4 (Application for Employer Identification Number) and Check the Box Elections in respect of such Non-US Subsidiaries;

4.7.4	within ten (10) Business Days of the receipt of the list of Non-US Subsidiaries referred to in Clause 4.7.3 or as soon as reasonably practicable thereafter, the Seller shall provide the Buyer with:

(a)

a list of the Non-US Subsidiaries in respect of which it consents to the making of Check the Box Elections (such consent not to be unreasonably withheld) (such Non-US Subsidiaries, the “Consenting Non-US Subsidiaries”); and

(b)

a list of the Non-US Subsidiaries in respect of which it does not consent to the making of Check the Box Elections (such Non-US Subsidiaries, the “Non-Consenting Non-US Subsidiaries”), together with a written explanation of the grounds on which it has withheld consent in respect of the Non-Consenting Non-US Subsidiaries (if any) and a copy of the professional advice it has received in support of those grounds;

4.7.5

following receipt of the lists pursuant to Clause 4.7.4, the Seller and the Buyer shall co-operate together in good faith to agree and implement any steps that can reasonably be taken in respect of the Non-Consenting Non-US Subsidiaries to eliminate or ameliorate to the reasonable satisfaction of the Seller the grounds upon which the Seller had withheld consent in respect of such Non-Consenting Non-US Subsidiaries and, if the Seller is so satisfied, within five (5) Business Days or as soon as reasonably practicable thereafter the Seller shall give consent to the making of Check the Box Elections in respect of the relevant Non-Consenting Non-US Subsidiaries and the relevant Non-Consenting Non-US Subsidiaries shall become Consenting Non-US Subsidiaries;

4.7.6

the Seller shall (or shall procure that the relevant Group Company shall) finalise and file pursuant to paragraph 2 of Schedule 9 such draft IRS Forms SS-4 (Application for Employer Identification Number) and Check the Box Elections provided by the Buyer pursuant to Clause 4.7.3 (incorporating any further comments of the Buyer) if, and only if, directed by the Buyer in writing and either the Seller or the Buyer shall obtain the Employer Identification Number for each Non-US Subsidiary in respect of which a Check the Box Election is made;

4.7.7	the Seller shall prepare and file a statement to establish that no withholding obligation will arise to a Group Company under Section 1445 of the Code; and

4.7.8

the Buyer shall pay to the Seller an amount equal to all reasonable third party costs and expenses (for the avoidance of doubt excluding any recoverable VAT) incurred by the Seller in relation to any steps taken by the Seller pursuant to paragraph 2 of Schedule 9 and the parties shall in good faith seek to agree a budget for such costs.

4.8

Without prejudice to the generality of the obligations set out in Clause 4.2, within twenty (20) Business Days of the date of this Agreement or as soon as reasonably practicable thereafter, the Seller shall provide to the Buyer a detailed written plan of the legal steps, intercompany transactions and other arrangements to be completed in order to ensure that the Company has sufficient cash and distributable reserves to enable it to pay the Pre-Completion Dividend (together with details of the relevant amounts and dates on which such legal steps, intercompany transactions and other arrangements are to be effected and details of their tax, regulatory, legal, business and other consequences) and the Seller shall consult with the Buyer and take into account any reasonable comments of the Buyer in respect of such steps and transactions.

Waiver

4.9

The Buyer and the Seller may at any time agree in writing to waive, in whole or in part, any of the Conditions on or before the Completion Date, but without prejudice to any other rights or remedies each Party may have under this Agreement.

Notification

4.10	The Buyer shall notify the Seller as soon as reasonably practicable and in any event within two Business Days, upon becoming aware that each Regulatory Condition has been fulfilled.

4.11

If the Seller or the Buyer becomes aware of any matter, circumstance or thing that is reasonably likely to delay or prevent any Condition being satisfied by the Longstop Date it shall promptly inform the other Party and provide details of such matter, circumstance or thing with such notice.

Non-satisfaction of Conditions

4.12

If any of the Conditions is not satisfied in accordance with Clause 4.1 or waived in accordance with Clause 4.9 by 5 pm on the Longstop Date, then provided that the Parties do not mutually agree in writing to extend the Longstop Date, this Agreement may be terminated by either the Buyer or the Seller by giving written notice of such termination to the other Parties and the provisions of Clause 20 shall apply PROVIDED ALWAYS THAT the right to terminate this Agreement under this Clause 4.12 for non-satisfaction of any of the Conditions shall not be available to any Party if such Party is in uncured breach of its obligations under this Agreement and such uncured breach is the principal cause of the failure of such Condition to be satisfied or of the issuance or enactment of any Legal Restraint (as applicable).

5.	CONSIDERATION

5.1

The aggregate consideration for the Shares and the Newco Shares shall be the Consideration, subject to reduction for the Agreed Leakage Amount (if any) in accordance with Clause 5.2. The Consideration shall be apportioned between the Shares and the Newco Shares as follows:

5.1.1	the amount paid for the Shares shall be 59/60th of the Consideration; and

5.1.2	the amount paid for the Newco Shares shall be 1/60th of the Consideration.

Initial Consideration

5.2

The Initial Consideration shall be satisfied by payment by the Buyer in cash on Completion of the sum equal to the Initial Consideration less the Agreed Leakage Amount (if any), in accordance with paragraph 2 of Schedule 5. For the avoidance of doubt, pursuant to the terms of the

Implementation Agreement, the distribution by the Seller to the 2021 Partners (as defined in the Implementation Agreement) of their allocable portions of the amount payable at Completion in accordance with this Clause 5.2 shall be deferred until the First Deferred Consideration Payment Date (subject to possible further deferral in certain circumstances).

Deferred Consideration

5.3	The First Deferred Consideration shall be satisfied as follows:

5.3.1	by payment by the Buyer in accordance with Clause 5.12 on the First Deferred Consideration Payment Date of the sum equal to the First Deferred Consideration less the aggregate of:-

(a)

the sum equal to any Deferred Consideration Advance(s) paid by the Buyer to the Seller prior to the First Deferred Consideration Payment Date to the extent such Deferred Consideration Advance(s) relate to a Seller LLP Partner’s entitlement to a proportion of the First Deferred Consideration (adjusted for the adding back of any amounts repaid by the Seller to the Buyer pursuant to Clause 5.7 in respect of any such Deferred Consideration Advances relating to a Seller LLP Partner’s entitlement to a proportion of the First Deferred Consideration); and

(b)	sum equal to the Total First Leaver Deduction; and

5.3.2

by payment by the Buyer in accordance with Clause 5.12 of the sum equal to the Total First Leaver Deduction less the sum equal to any Deferred Consideration Advance(s) paid by the Buyer to the Seller to the extent such Deferred Consideration Advance(s) relate to a Seller LLP Partner’s entitlement to a proportion of the First Deferred Consideration (adjusted for the adding back of any amounts repaid by the Seller to the Buyer pursuant to Clause 5.7 in respect of any such Deferred Consideration Advances relating to a Seller LLP Partner’s entitlement to a proportion of the First Deferred Consideration), to be paid by the Buyer on the Leaver Adjustment Payment Date.

5.4	The Second Deferred Consideration shall be satisfied as follows:

5.4.1	by payment by the Buyer in accordance with Clause 5.12 on the Second Deferred Consideration Payment Date of the sum equal to the Second Deferred Consideration less the aggregate of:-

(a)

the sum equal to any Deferred Consideration Advance(s) paid by the Buyer to the Seller prior to the Second Deferred Consideration Payment Date to the extent such Deferred Consideration Advance(s) relate to a Seller LLP Partner’s entitlement to a proportion of the Second Deferred Consideration (adjusted for the adding back of any amounts repaid by the Seller to the Buyer pursuant to Clause 5.7 in respect of any such Deferred Consideration Advances relating to a Seller LLP Partner’s entitlement to a proportion of the Second Deferred Consideration); and

(b)	the sum equal to the Total Second Leaver Deduction; and

5.4.2

by payment by the Buyer in accordance with Clause 5.12 of the sum equal to the Total Second Leaver Deduction less the sum equal to any Deferred Consideration Advance(s) paid by the Buyer to the Seller to the extent such Deferred Consideration Advance(s) relate to a Seller LLP Partner’s entitlement to a proportion of the Second Deferred Consideration (adjusted for the adding back of any amounts repaid by the Seller to the Buyer pursuant to Clause 5.7 in respect of any such Deferred Consideration Advances relating to a Seller LLP Partner’s entitlement to a proportion of the Second Deferred Consideration), to be paid by the Buyer on the Leaver Adjustment Payment Date.

Deferred Consideration Advances

5.5

Upon the Seller giving a Deferred Consideration Advance Notice to the Buyer, the Buyer undertakes to pay to the Seller (in pounds sterling by electronic transfer of immediately available funds to such bank account as shall be notified by the Seller to the Buyer) the sum equal to the Deferred Consideration Advance specified in the relevant Deferred Consideration Advance Notice on the date that is the tenth Business Day prior to the date on which the relevant Tax to which the Deferred Consideration Advance Notice relates is due and payable to the relevant Tax Authority or, if later, five Business Days after service by the Seller of the Deferred Consideration Advance Notice.

5.6

The Seller shall take, and shall procure that each Seller LLP Partner takes, all steps reasonably necessary or reasonably requested by the Buyer (in each case, if any) to ensure, to the extent permitted by law, no Tax falls due for payment to the relevant Tax Authority prior to the First Deferred Consideration Payment Date (in respect of the First Deferred Consideration) or the Second Deferred Consideration (in respect of the Second Deferred Consideration). For the avoidance of doubt, nothing in this Clause 5.6 shall oblige the Seller or any Seller LLP Partner to take any step that may increase the total amount of Tax payable by the Seller or that Seller LLP Partner in respect of the First Deferred Consideration or the Second Deferred Consideration.

5.7

Where the Buyer has made a Deferred Consideration Advance under Clause 5.5 in respect of an amount of Tax payable by a Seller LLP Partner in respect of his entitlement to a proportion of the First Deferred Consideration or the Second Deferred Consideration and the amount of such Tax is subsequently refunded to, or set-off against another Tax liability of, that Seller LLP Partner, the Seller shall account to the Buyer for such portion of that Deferred Consideration Advance as is equal to the amount of such refund or set-off. Each Seller LLP Partner shall take all reasonable steps available to it under Applicable Law to obtain any such refund or set-off to which it is entitled. Any amount required to be paid by the Seller to the Buyer pursuant to this Clause 5.7 shall be paid within 20 Business Days of such refund or set-off.

Leavers

5.8

In the event that any Seller LLP Partner(s) cease(s) to be a member of the Seller at any time prior to the date falling five Business Days prior to the First Deferred Consideration Payment Date (the “First Leaver Test Date”) and such person is not a Good Leaver, the Seller shall as soon as reasonably practicable and by no later than 5pm on the First Leaver Test Date notify the Buyer in writing of such Seller LLP Partner(s) having so ceased to be a member of the Seller, such written notice also to state:

5.8.1	the name(s) of the relevant Seller LLP Partner(s);

5.8.2	the amount of the First Deferred Consideration Leaver Adjustment(s) and Second Deferred Consideration Leaver Adjustment(s) applicable to such Seller LLP Partner(s); and

5.8.3	the total of the amounts referred to Clause 5.8.2 (being the “Total First Leaver Deduction”).

5.9

In the event that any Seller LLP Partner(s) cease(s) to be a member of the Seller at any time on or following the First Leaver Test Date but prior to the date falling five Business Days prior to the Second Deferred Consideration Payment Date (the “Second Leaver Test Date”) and such person is not a Good Leaver, the Seller shall as soon as reasonably practicable and by no later than 5pm on the Second Leaver Test Date notify the Buyer in writing of such Seller LLP Partner(s) having so ceased to be a member of the Seller, such written notice also to state:

5.9.1	the name(s) of the relevant Seller LLP Partner(s);

5.9.2	the amount of the Second Deferred Consideration Leaver Adjustment(s) applicable to such Seller LLP Partner(s); and

5.9.3	the total of the amounts referred to Clause 5.9.2 (being the “Total Second Leaver Deduction”).

5.10

For the purposes of this Agreement, “Leaver Adjustment Payment Date” means in respect of a Seller LLP Partner who ceases to be a member of the Seller at any time and such person is not a Good Leaver, the tenth anniversary of the Completion Date (or the next Business Day immediately following the tenth anniversary of the Completion Date, if the date of such tenth anniversary is not a Business Day).

Acceleration

5.11	In the event of:

5.11.1	a Buyer Change of Control; or

5.11.2	a sale or disposal of all or substantially all of the business and/or assets of the Buyer and/or the Buyer’s Guarantor to a third party,

(including as part of a wider transaction) at any time prior to the First Deferred Consideration and Second Deferred Consideration having been paid in full to the Seller (inclusive of any Deferred Consideration Advances), the sum equal to the aggregate of the First Deferred Consideration and the Second Deferred Consideration (including all First Deferred Consideration Leaver Adjustments and Second Deferred Consideration Leaver Adjustments) less any amounts already paid to the Seller (including any Deferred Consideration Advances) shall become immediately due and payable by the Buyer to the Seller.

Payments

5.12

All payments to be made to the Seller under this Agreement shall, unless otherwise stated or agreed in writing between the Parties, be made in pounds sterling by electronic transfer of immediately available funds to the Payment Agent Account. The Payment Agent is irrevocably authorised by the Seller to receive the same. The Buyer’s payment of any such sum to the Payment Agent and the receipt of such payment by the Payment Agent shall be an absolute discharge to the Buyer of its obligation to pay such sum to the Seller.

5.13

Any amount paid by the Seller under this Agreement or the Tax Deed shall, so far as possible and to the extent not already deducted in accordance with the terms of this Agreement, be treated as an adjustment to the Consideration.

5.14

If any payment required to be made by the Buyer to the Seller in respect of any element of the Consideration is made after the date on which such payment is due, interest shall accrue on such amount from (but not including) the due date of the payment to (and including) the date such payment is actually made at four per cent. (4%) above the base lending rate of Barclays Bank plc from time to time in force, calculated from day to day on the basis of a year of 365 days and compounded on the last day of March, June, September and December in each year, both before and after judgement.

5.15

For the avoidance of doubt, the Seller LLP Partners shall be liable for any Tax payable by the Seller LLP Partners in respect of the Consideration and the Seller shall be liable for any Tax payable by the Seller in respect of the Consideration.

5.16

Save as set out in Clause 6.3, any payments made pursuant to this Agreement shall be made in full without any set off or counterclaim and without any deduction or withholding (save as may be required by law).

5.17

If any Party is required by law to make a deduction or withholding for or on account of Tax from any payment made pursuant to this Agreement (other than a payment to the Seller of any part of the Consideration and other than a payment of interest) or if any payment made pursuant to this Agreement (other than a payment to the Seller of any part of the Consideration and other than a payment of or interest) is subject to Tax in the hands of the payee (ignoring for these purposes the availability of any Relief), the payor shall pay such additional amount (“Gross up Amount”) as shall, after the making of such deduction or withholding or after such Tax, leave the payee with the same amount as it would have received had no deduction or withholding been made or had the payment not been subject to Tax. Where a payor has made an increased payment under this Clause 5.17 in respect of a deduction or withholding and the payee subsequently receives and retains a Relief in respect of the amount withheld or deducted, the payee shall account to the payor for such portion of any such Relief as does not exceed the Gross up Amount and as shall leave the payee in no better or worse after-Tax position than if no such deduction or withholding had been required to be made. The Seller shall have no additional liability under this Clause 5.17 to the extent it would not have been so liable were the Buyer a company incorporated and resident in the United Kingdom for all Tax purposes.

6.	LEAKAGE

6.1	The Seller covenants to the Buyer that, other than the Permitted Leakage:

6.1.1	from (but excluding) the Locked Box Date up to (and including) the date of this Agreement there has not been; and

6.1.2	from (but excluding) the date of this Agreement up to (and including) the Completion Date there will not be any Leakage, provided always that the Buyer’s sole remedy for any breach of this Clause 6.1 shall be under Clause 6.2 or Clause 6.3 and subject to the remaining provisions of this Clause 6.

6.2

Subject to the following provisions of this Clause 6, the Seller agrees to pay to the Buyer upon a demand in writing from the Buyer an amount in cash equal to the amount or value of any Leakage arising during the Locked Box Period (to the extent not already deducted from the Initial Consideration as part of the Agreed Leakage Amount pursuant to Clause 6.3) and to the extent that the Seller is liable to make payment in respect of any Leakage the Seller shall make payment to the Buyer no later than five Business Days after receipt of the Buyer’s written demand.

6.3

If following the date of this Agreement but prior to the Completion Date, the Buyer and the Seller agree in writing that Leakage (including the quantum of such Leakage) has occurred (the “Agreed Leakage Amount”), the amount of the Initial Consideration payable to the Seller shall, to the extent possible, be reduced by the Agreed Leakage Amount such that the payment of the reduced Initial Consideration shall be an absolute discharge of the Buyer’s obligation to pay the Initial Consideration to the Seller on Completion pursuant to Clause 5.2 and, for the avoidance of doubt, the Buyer shall be entitled to pursue a claim for any Leakage incurred that exceeds the Agreed Leakage Amount and which arises out of the same facts, matter and circumstances as the Agreed Leakage Amount, in accordance with Clause 6.2.

6.4

Save for fraud on the part of the Seller, any of the Seller LLP Partners or any of their connected persons, the maximum aggregate liability of the Seller under Clauses 6.1, 6.2 and 6.3 shall not, in any circumstances, exceed the amount of Leakage actually received by the Seller, the Seller LLP Partners and any of their connected persons, or in respect of which the Seller, the Seller LLP Partners and any of their connected persons have actually benefitted (provided that an amount falling within paragraph (j) of the definition of “Leakage” shall be deemed, for the purposes of this Clause 6.4, to be actually received by the Seller). The Buyer shall not be entitled to recover more than once in respect of any Leakage.

6.5

The Seller shall not be liable for any claim for Leakage under this Clause 6 to the extent such Leakage has been returned or reversed to and actually received by any Group Company whether before or following Completion without cost to any Group Company or any member of the Buyer’s Group. For the avoidance of doubt, to the extent that any Group Company has incurred cost in connection with the return or reversal of any Leakage and such cost has not been reimbursed to such Group Company then the Seller shall only be liable for (and the Buyer may only make) a claim for Leakage in respect of such unreimbursed cost and not the sum returned or reversed and received by the Group Company.

6.6

The amount payable by the Seller under Clause 6.1 in respect of any Leakage shall be reduced by the amount of any Tax Saving which is realised by any Group Company as a result of, or in connection with, such Leakage.

6.7	The Seller shall not be liable for any claim under this Clause 6 (a “Leakage Claim”) unless:-

6.7.1

written notice of the claim (giving specific details of the nature of the claim, the circumstances giving rise to it and the Buyer’s bona fide estimate of any Leakage alleged to have been received (or deemed to have been received) or benefitted from by the Seller, the Seller LLP Partners or any of their connected persons, in each case to the extent available to the Buyer) has been received by the Seller from the Buyer on or before the earlier of:- (i) the date which is nine months after Completion; or (ii) 31 July 2022; and

6.7.2

if the Seller and the Buyer cannot agree the Leakage Claim (or the quantum relating thereto), proceedings have been issued and served against the Seller within six months of such claim having been notified in accordance with Clause 6.7.1.

7.	POSITION PENDING COMPLETION

7.1

From the date of this Agreement until Completion the Seller shall procure that each Group Company will carry on its business in the ordinary course of business except as otherwise required under this Agreement and will comply with the undertakings contained in Part 1 of Schedule 4 in relation to the conduct of the business of the Group.

7.2

From the date of this Agreement until Completion the Seller will carry on its business in the ordinary course of business except as otherwise required under this Agreement and will not take any action set forth in items (a) through (e) (inclusive) and (g) of Part 1 of Schedule B of the Shareholders’ Agreement (as if the Shareholders’ Agreement were in effect), without the prior written consent of the Buyer in its sole discretion.

7.3

The Seller shall (and following Completion, insofar as it is within their power, the Seller and the Buyer shall procure that their appointees on the Executive Board shall) procure that the Company shall undertake the actions set forth in Schedule 10 (Certain Actions).

7.4

The Seller may submit a request to the Buyer for consent to take any action listed in Part 1 of Schedule 4 (“Consent Matter”) in accordance with the provisions of Clause 16, such consent not to be unreasonably withheld, conditioned or delayed. If a Consent Matter is submitted to the Buyer, the Buyer shall be deemed to have consented to such Consent Matter within ten Business Days from the date of the submission of the request if it has not responded to give or withhold consent or request additional information. If the Buyer requests additional information and the Seller provides such additional information, the Buyer shall be deemed to have consented to the relevant Consent Matter within ten Business Days from the date of the provision of the additional information if it has not responded to give or withhold consent or to request further additional information.

7.5

Subject to all applicable law and/or regulation, during the period between the date of this Agreement and Completion (both dates inclusive), the Seller undertakes to the Buyer, upon reasonable notice and during normal business hours, to use reasonable endeavours to procure that representatives and advisers of the Buyer are given reasonable access to:

7.5.1	the books and records of any Group Company:

(a)

including, but not limited to, procuring that the Data Room remains open and accessible by the Buyer’s Group and its advisers during the period between the date of this Agreement and the Completion Date; and

(b)

subject to compliance with the “clean team” protocol between the Buyer and Seller, any commercially sensitive or competitive information (including any information, data or tender document that relates to a customer or potential customer of any Group Company which is or may be (other than by reason of Completion) a customer or potential customer of the Buyer’s Group) that does not constitute either (i) Data Room Information or (ii) information otherwise shared by the Seller with the Buyer, the Buyer’s Group or any of their respective advisers between the date of this Agreement and Completion (pursuant to appropriate ring-fencing where required); and

7.5.2	the directors, officers and/or the Executive Leadership Team, the other employees of the Group referred to in Clause 9.2 and any other Senior Employees of any Group Company.

7.6

Prior to Completion the Parties will discuss in good faith the compliance and governance policies, procedures and controls contemplated by clause 3.10 of the Shareholders’ Agreement and, subject to Completion actually occurring, will agree to implement such policies, procedures and controls at or after Completion as the Parties (acting reasonably) mutually shall agree. In addition, the Parties will discuss current business activity of the Group that, following Completion, may be impacted or otherwise affected by any such policies, procedures and controls (including as a result of any such policies, procedure and controls that are necessitated by virtue of the applicable Laws affecting CBRE Group, Inc. and its subsidiaries and affiliates) and, subject to Completion actually occurring, will agree to take such actions in respect thereof at or after Completion as the Parties (acting reasonably) mutually shall agree. The Parties acknowledge and agree that their pre-Completion discussions pursuant to the provisions of this Clause 7.6 shall be conducted in a manner that is compliant with applicable law and/or regulation.

7.7

The Buyer acknowledges and agrees that if the Completion Date is later than 1 November 2021 the Seller shall be permitted to procure that the Company makes a distribution of available profits to the Seller in November 2021 (in line with the Company’s ordinary course distribution cycle) (the aggregate amount of such distribution being the “November Dividend”) and the November Dividend shall be deducted from the Pre-Completion Dividend Amount.

8.	COMPLETION

8.1	Unless this Agreement is previously terminated pursuant to Clause 4.12, Completion will take place on the Completion Date when all the business referred to in Schedule 5 shall be transacted.

8.2

If the Buyer or the Seller (the “Defaulting Party”) fails to comply with any of its obligations in Schedule 5, the Seller (if the Defaulting Party is the Buyer) or the Buyer (if the Defaulting Party is the Seller) (the “Non-Defaulting Party”) shall be entitled by written notice to the Defaulting Party:

8.2.1

to defer Completion for a period of up to ten Business Days (in which case the provisions of this Clause 8 shall apply to Completion as so deferred) to enable the Defaulting Party to remedy such non-compliance (the last date of such period being the “Final Completion Deliverables Satisfaction Date”);

8.2.2	to require both Parties to effect Completion so far as practicable having regard to the default that has occurred; or

8.2.3

subject to Completion having first been deferred under Clause 8.2.1 and the Parties having used reasonable endeavours to effect Completion during the period of deferral, to terminate this Agreement pursuant to Clause 20, in each case, without prejudice to any Non-Defaulting Party’s rights under this Agreement (including the right to claim damages) or otherwise.

9.	SELLER’S WARRANTIES

9.1

The Seller warrants to the Buyer that as at the date of this Agreement (except where otherwise indicated) and as at Completion each of the Fundamental Warranties set forth in Schedule 2 is true and correct and:

9.1.1	the Seller is a validly established limited liability partnership under the laws of England and Wales;

9.1.2

the Seller has the full power and authority, has obtained all necessary consents and has taken all necessary action to enter into and perform its obligations under the Transaction Documents to which it is a party;

9.1.3

the obligations set out in the Transaction Documents to which the Seller is a party constitute or will when executed by the Seller constitute, valid and legally binding obligations of the Seller in accordance with their respective terms;

9.1.4	the execution and delivery of, and the performance by the Seller of its obligations under the Transaction Documents to which it is a party will not:

(a)	result in a breach of any provision of the partnership agreement made between the members of the Seller;

(b)	result in a breach of, or constitute a default under, any agreement, licence or instrument or any Governmental Order to which the Seller is a party or by which the Seller is bound; or

(c)

save as required in order to satisfy any of the Conditions, require the Seller to obtain any consent or approval of, or give any notice to or make any registration with its members or any Governmental Entity which has not been obtained or made in writing at the date of this Agreement both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same by reason of any misrepresentation or misstatement);

9.1.5

no order has been made, petition or application presented, resolution passed or meeting convened for the purpose of winding-up the Seller or whereby the assets of the Seller are to be distributed to creditors or members or other contributories of the Seller; and

9.1.6

no receiver (including an administrative receiver), liquidator, trustee, administrator, supervisor, nominee, custodian, or any similar or analogous officer or official in any jurisdiction has been appointed in respect of the whole or any part of the business or assets of the Seller.

9.2

The Seller further warrants to the Buyer that so far as it is aware each of the General Warranties is true and accurate as at the date of this Agreement. For the purposes of this Clause 9.2 the Seller shall be deemed to have the actual knowledge of each member of the Executive Leadership Team (the Executive Leadership Team having made reasonable enquiry of Nicole Randall, Andrew Leighton, Duncan McIndoe, Judy Adams and Hanif Loonat).

9.3	Each of the Warranties shall be construed as a separate and independent warranty and shall continue in full force and effect notwithstanding Completion.

9.4	The Warranties:

9.4.1	(in the case of the General Warranties only) are qualified by reference to those matters Disclosed in the Disclosure Letter and/or the Data Room Information; and

9.4.2	shall not in any respect be extinguished or affected by Completion.

9.5	The Buyer shall have no right to rescind or terminate this Agreement after Completion by reason of a breach or claim for breach of any of the Warranties.

9.6

The provisions of Schedule 3 shall (where relevant) apply to limit the liability of the Seller under this Agreement and the Tax Deed, provided that the provisions of Schedule 3 shall not apply in respect of any claim against the Seller arising out of any fraud or fraudulent misrepresentation by the Seller.

9.7

The Seller makes no representation and gives no warranty or undertaking to the Buyer save only as and to the extent expressly set out in this Agreement. The Buyer shall not have any remedy in respect of any misrepresentation or untrue statement (whether made carelessly or not) made by or on behalf of the Seller unless and to the extent that a claim lies for breach of the Warranties. In particular, the Seller disclaims all liability and responsibility for any representation, warranty, statement, opinion, or information made or communicated (orally or in writing) to the Buyer and, without limitation, any representation, warranty, statement, opinion, information or advice made or communicated to the Buyer by any officer, director, employee, agent, consultant or representative of any Group Company or contained in the Data Room Information or otherwise made available by or on behalf of the Seller.

9.8	Clause 9.7 shall not exclude any liability of the Seller in respect of its fraud or fraudulent misrepresentation.

9.9

No information supplied by, or on behalf of any Group Company to the Seller or its advisors in connection with the business and affairs of any Group Company constitutes a representation, warranty or undertaking as to its accuracy to the Seller by any Group Company and the Seller waives each and every claim which it may have against any Group Company or its directors or employees in respect of such information.

9.10

No information supplied by, or on behalf of any Group Company to the Buyer or its advisors in connection with the business and affairs of any Group Company constitutes a representation, warranty or undertaking as to its accuracy to the Buyer by any Group Company and the Buyer waives each and every claim which it may have against any Group Company or its directors or employees in respect of such information.

9.11	The Buyer agrees with the Seller that it will:

9.11.1

include in the terms of any W&I Policy an express waiver of the insurer’s rights of subrogation, contribution and rights acquired by assignment against the Seller except to the extent that the claim arises or is increased due to an act or omission of the Seller that constitutes fraud or fraudulent misrepresentation; and

9.11.2	hold the benefit of the waiver of such rights of subrogation under any W&I Policy on trust for and for the benefit of the Seller.

10.	BUYER’S AND BUYER’S GUARANTOR’S WARRANTIES

Each of the Buyer and the Buyer’s Guarantor warrants to the Seller, in respect of itself only, that as at the date of this Agreement and as at Completion:

10.1	it is validly incorporated under the laws of its jurisdiction of incorporation;

10.2

it has the full power and authority and has obtained all necessary consents and have taken all necessary action to enter into and perform its obligations under the Transaction Documents to which it is a party;

10.3

the obligations set out in the Transaction Documents to which it is a party constitute or will when executed by it constitute, its valid and legally binding obligations in accordance with their respective terms;

10.4	the execution and delivery of, and the performance by it of its obligations under the Transaction Documents to which it is a party will not:

10.4.1	result in a breach of any provision of its memorandum or articles of association (or equivalent);

10.4.2	result in a breach of, or constitute a default under, any agreement, licence or instrument or any Governmental Order to which it is a party or by which it is bound; or

10.4.3

save as required in order to satisfy any of the Conditions, require it to obtain any consent or approval of, or give any notice to or make any registration with its shareholders or any Governmental Entity which has not been obtained or made in writing at the date of this Agreement both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same by reason of any misrepresentation or misstatement);

10.5

no order has been made, petition or application presented, resolution passed or meeting convened for the purpose of winding it up or whereby its assets are to be distributed to its creditors or shareholders or other contributories (as applicable);

10.6

no receiver (including an administrative receiver), liquidator, trustee, administrator, supervisor, nominee, custodian, or any similar or analogous officer or official in any jurisdiction has been appointed in respect of the whole or any part of its business or assets;

10.7

it is acting as principal and not as agent or broker for any other person and immediately following the Buyer’s purchase of the Shares and the Newco Shares, no person other than the Buyer will be interested in the Shares and the Newco Shares. For the purposes of this paragraph the word “interested” shall bear the same meaning as in Part 22 of the Act; and

10.8

at Completion, the Buyer will have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations to pay the Initial Consideration at Completion.

11.	PROTECTION OF GOODWILL

11.1

Subject to Clause 11.3, the Seller undertakes to the Buyer and each Group Company that it will not (whether alone or in conjunction with, or on behalf of, another person and whether directly or indirectly), without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed):

11.1.1	for a period of 60 months immediately following Completion for the purpose of any business which competes with the Business solicit, deal or contract with any Relevant Customer;

11.1.2

for a period of 60 months immediately following Completion, knowingly interfere with the continuance of supplies to any Group Company from any supplier who has been supplying goods or services to that Group Company at any time during the period commencing 12 months immediately prior to the date hereof and through Completion if such interference causes or would cause that supplier to cease supplying, or materially reduce its supply of, those goods or services;

11.1.3

for a period of 60 months immediately following Completion, entice away from any Group Company, or employ, any Senior Employee or any other person employed in a managerial, technical or sales capacity by any Group Company at Completion or who was employed by any Group Company at any time during the period commencing 12 months immediately prior to the date hereof and through Completion where the person in question either has Confidential Information or would be in a position to exploit a Group Company’s trade connections; or

11.1.4

within the Relevant Area for a period of 60 months following Completion, be connected with or interested in any other business involved in the sale or supply of goods or services identical to or substantially the same as those goods or services supplied by the Business.

11.2

Each of the undertakings set out in this Clause is separate and severable and enforceable accordingly, and if any one or more of such undertakings or part of an undertaking is held to be against the public interest or unlawful the remaining undertakings or part of the undertakings will continue in full force and effect and will bind the Seller.

11.3	The Seller will not be in breach of the provisions of Clause 11.1 as a result of:

11.3.1	its holding of shares in the share capital of the Company;

11.3.2

offering membership / partnership in the Seller to any person employed by any Group Company and granting membership / partnership in the Seller to such a person (in each case, in accordance with the relevant terms of the Shareholders’ Agreement);

11.3.3	retaining any person who is a Seller LLP Partner as a member of the Seller;

11.3.4	any of its members being a director, officer, employee or consultant of any Group Company; or

11.3.5

holding any units of any authorised unit trust or not more than five per cent of any class of shares or securities of any company which is dealt on any recognised stock exchange (as defined by the Financial Services and Markets Act 2000).

12.	GUARANTEE

12.1

In consideration of the Seller’s entry into this Agreement, the Buyer’s Guarantor (as a principal obligor and not merely as a surety) hereby unconditionally and irrevocably guarantees to the Seller due and punctual performance by the Buyer of all the Buyer’s obligations of whatever nature under or arising out of or in connection with this Agreement (the “Guaranteed Obligations”) and so undertakes to the Seller (as a separate and independent obligation) that if and whenever the Buyer is in default the Buyer’s Guarantor:

12.1.1	will on demand duly and promptly perform or procure performance of such Guaranteed Obligations; and

12.1.2	will indemnify and at all times hold the Seller indemnified against all costs, losses and damages which it may suffer or incur in respect of or in connection with:

(a)	any default or delay of the Buyer to perform any such Guaranteed Obligations in whole or in part;

(b)	any obligation expressed in this Agreement to be incurred by the Buyer being or becoming unenforceable against the Buyer for any reason whatsoever;

(c)	any default or delay of the Buyer’s Guarantor to perform its obligations under this Clause 12; and

(d)	the enforcement by the Seller of the obligations of the Buyer’s Guarantor in this Clause 12.

12.2

The Buyer’s Guarantor will not be released from or exonerated of its obligations under this Agreement nor will any such obligation be reduced, discharged, impaired or in any way affected by any act, omission, matter or thing (whether or not known to the Seller or the Buyer’s Guarantor) including, but without limitation:

12.2.1	any time, waiver, consent, release or indulgence granted to or composition with the Buyer, the Buyer’s Guarantor or any other person; or

12.2.2

the existence or non-existence, validity or invalidity, the taking, variation, compromise, expiry, discharge, renewal or release of or refusal or neglect to perfect or enforce any right, remedy or security against the Buyer or any other person; or

12.2.3	any legal limitation, disability, incapacity, lack of corporate authority or other circumstances relating to the Buyer or any change in the members or status of the Buyer or any other person; or

12.2.4

any amendment, variation, replacement or assignment of any of the terms of this Agreement or any obligations arising out of it (including, for the avoidance of doubt, the Guaranteed Obligations) or any other document or security relating to it; or

12.2.5

any winding up, liquidation or dissolution of the Buyer or the appointment of a receiver, administrative receiver or administrator of the Buyer’s assets or any other insolvency proceeding relating to the Buyer or any Buyer Change of Control or any other matter affecting the obligation of the Buyer to perform any Guaranteed Obligation; or

12.2.6	any change in the name or constitution of the Buyer’s Guarantor or its personal representative(s), successors and assigns or any amalgamation with any other company; or

12.2.7

any defect, irregularity, unenforceability or invalidity of an obligation of the Seller or any other person under or pursuant to this Agreement to the intent that the obligations of the Buyer’s Guarantor under this Agreement shall remain in full force and effect and the guarantee contained in this Clause shall be construed as if there were no such defect, irregularity, unenforceability or invalidity; or

12.2.8

any other act, event, neglect or omission which, but for this Clause 12.2, would or might operate to reduce, vitiate, restrict, release, impair or discharge the Buyer’s Guarantor’s liability under this Agreement.

12.3	The guarantee contained in this Clause 12:

12.3.1

is a continuing guarantee and will remain in full force and effect until the obligations and liabilities of the Buyer under or arising out of or in connection with this Agreement have been fully performed or discharged;

12.3.2

will continue to be effective or will be reinstated, as the case may be, if at any time any sum which has become payable to the Seller under this Agreement and has been paid has to be restored by the Seller upon the bankruptcy, liquidation or reorganisation of the Buyer or the Buyer’s Guarantor or otherwise; and

12.3.3	will be in addition to and will not in any way be prejudiced by:

(a)	any rights or remedies the Seller may have under this Agreement, any other Transaction Document or other agreement or as a matter of law or equity; and

(b)	any collateral or other security held at any time by the Seller as security or any lien to which the Seller may be entitled.

12.4

The Buyer’s Guarantor hereby waives any right it may have of first requiring the Seller to proceed against or enforce any guarantee or security of or claim for payment from the Buyer or any other person and until all the Buyer’s obligations and liabilities have been performed or discharged in full the Buyer’s Guarantor will not without the prior consent of the Seller:

12.4.1	be entitled and will not claim to rank as a creditor against the estate or prove in a bankruptcy, liquidation or winding up of the Buyer in competition with the Seller;

12.4.2

demand, receive, claim or have the benefit (directly or indirectly) of any payment or distribution from or on account of the Buyer or exercise any right of set-off against the Buyer, in each case connected with or in relation to any sum demanded by the Seller;

12.4.3	claim the benefit of any security held by the Seller and the Seller will be entitled to apply any such security as it considers fit; or

12.4.4	exercise any other right or remedy in respect of any amount paid by the Buyer’s Guarantor under this Agreement which may prejudice the Seller.

12.5

Any release, compromise or discharge of the obligations of the Buyer’s Guarantor shall be deemed to be made subject to the condition that it will be void against the Seller if any payment or security which it may receive or have received is set aside or proves invalid for any reason.

12.6	The Buyer’s Guarantor agrees that:

12.6.1

if any payment received by the Seller from the Buyer in relation to the Guaranteed Obligations is avoided or set aside on the subsequent insolvency or liquidation of the Buyer any amount received by the Seller and subsequently repaid, shall not discharge or diminish the liability of the Buyer’s Guarantor for the Guaranteed Obligations and this Clause 12 shall apply as if such payment had at all times remained owing by the Buyer; and

12.6.2

after a demand has been made by the Seller under this Clause 12 and until the amount demanded has been paid in full, the Seller may take such action as it thinks fit against the Buyer to recover all sums due and payable to it under this Agreement, without affecting the obligations of the Buyer’s Guarantor under this Clause 12.

12.7

All sums due to the Seller by the Buyer’s Guarantor under this Agreement shall carry interest from the date of demand until payment at 4 per cent. (4%) above the base lending rate of Barclays Bank plc from time to time in force, calculated from day to day on the basis of a year of 365 days and compounded on the last day of March, June, September and December in each year, both before and after judgement.

12.8	The Seller may make any number of demands of the Buyer’s Guarantor and a demand made pursuant to this guarantee may be made at any time and from time to time by notice to the Buyer’s Guarantor.

13.	CONFIDENTIALITY

13.1	Each Party shall treat as confidential all information obtained as a result of or in connection with entering into or performing this Agreement which relates to:

13.1.1	the other Party including, where that other Party is the Seller, each member of the Seller and, where that other Party is the Buyer, each member of the Buyer’s Group;

13.1.2	in the case of the Buyer, information relating to the Group Companies before Completion;

13.1.3	the negotiations relating to, or the provisions or the subject matter of any Transaction Document or any claim or potential claim thereunder.

13.2

Each Party shall not disclose any such confidential information to any person other than any of its directors or employees who needs to know such information in order to discharge their duties and shall procure that any person to whom any such confidential information is disclosed by it complies with the restrictions contained in this Clause 13 as if such person were a party to this Agreement and bound by these obligations of confidentiality.

13.3	Notwithstanding the other provisions of this Clause 13, a Party may disclose any such confidential information:

13.3.1	to the extent required by law or for the purpose of any judicial proceedings;

13.3.2	to the extent required to be disclosed by law, regulation, any Governmental Entity (including any Tax Authority), the New York Stock Exchange or any other applicable stock exchange;

13.3.3	to the extent required to comply with an obligation in this Agreement or to vest the full benefit of this Agreement in that Party;

13.3.4

to its or, where such Party is the Buyer, any member of the Buyer’s Group’s professional advisers, auditors, bankers, consultants and agents provided they have a duty to keep such information confidential;

13.3.5

to its or, where such Party is the Buyer, any member of the Buyer’s Group’s current or prospective lenders on a confidential and strict need to know basis, provided that only confidential information of the type customarily given to lenders by such Party or such member of the Buyer’s Group is disclosed;

13.3.6

to any bona fide potential transferee of such Party (in connection with a transfer that is permitted under the Shareholders’ Agreement) who shall agree to be bound by the provisions of this Clause 13 or a confidentiality agreement having restrictions substantially similar to this Clause 13;

13.3.7

in connection with an audit or an ordinary course examination by a regulator, bank examiner or self-regulator, organization with regulatory oversight over such Party or, where such Party is the Buyer, any member of the Buyer’s Group, provided that such audit or examination is not specifically directed at the Group or such confidential information;

13.3.8	to any rating agency that provides ratings on such Party or, where such Party is the Buyer, any member of the Buyer’s Group;

13.3.9

to the extent the information has come into the public domain other than by the Party’s breach of this Clause 13 or through no fault of any person to whom it has disclosed such confidential information;

13.3.10

to the extent the information is or becomes available to such Party or, where such Party is the Buyer, any member of the Buyer’s Group, on a non-confidential basis from a third party source (other than any other Party or any member of the Group or their respective representatives), which source (after reasonably enquiry) is not known by the relevant Party to be bound by a duty of confidentiality to any Party or any member of the Group;

13.3.11	to the extent the information is independently developed by such Party or, where such Party is the Buyer, any member of the Buyer’s Group, without the benefit of any other confidential information; or

13.3.12	to the extent the other Party has given prior written consent to the disclosure.

13.4

Notwithstanding the other provisions of this Clause 13 and in addition to Clause 13.3, the Seller may disclose any such confidential information of the type described in Clause 13.1.2 to any member of the Seller.

13.5

Notwithstanding the other provisions of this Clause 13, and in addition to Clause 13.3, the Buyer may disclose any such confidential information of the type described in Clause 13.1.2 to any member of the Buyer’s Group, any of their respective officers, directors and employees as may reasonably require (on a need to know basis) the confidential information from time to time in order to allow such officers, directors and employees to fulfil their engagement, role or responsibilities provided that such persons are first informed of the confidential nature of the information and the requirements of this Clause 13.

13.6	Any information to be disclosed pursuant to Clause 13.3.1 or 13.3.2 shall be disclosed only after, to the extent permitted by law, reasonable consultation with the other Party.

14.	ANNOUNCEMENTS

14.1	Subject to Clauses 14.2, any public announcement, communication or circular by or on behalf of the Buyer and/or the Seller relating to this Agreement shall be in terms agreed between the Parties.

14.2	Clause 14.1 does not apply to any public announcement, communication or circular:

14.2.1	required by law, regulation, any Governmental Entity (including any Tax Authority), the New York Stock Exchange or any other applicable stock exchange; or

14.2.2	which contains no information regarding the transactions contemplated by this Agreement other than that contained in the Press Release.

15.	COSTS

15.1	Except where expressly stated otherwise, each Party will bear its own costs and expenses relating to the negotiation, preparation, execution and implementation of this Agreement.

15.2	The Buyer will pay or bear the cost of any stamp duty in relation to the transfer of the Shares and the Newco Shares to the Buyer at Completion.

15.3

If, after implementation of the Pre-Completion Restructuring, a Legal Restraint is issued or enacted (other than a Legal Restraint the principal cause of the issuance or enactment of which is an uncured breach by the Seller of its obligations under this Agreement) and this Agreement is terminated in accordance with Clause 4.12, the Buyer shall indemnify the Seller for any costs (including any Tax liability) incurred by the Seller, Newco or the Seller LLP Partners as a direct consequence of:

15.3.1	the making of the Check the Box Elections pursuant to paragraph 2 of Schedule 9;

15.3.2	the Newco Acquisition pursuant to paragraph 3 of Schedule 9; or

15.3.3	the transfer by Newco of the Newco Owned Shares to Seller provided such transfer takes place no later than twenty (20) Business Days after the termination of this Agreement,

provided	that:

(i)

the amount payable by the Buyer pursuant to this Clause 15.3 shall be reduced to the extent that the Seller, Newco or any Seller LLP Partner has benefitted from a saving or other relief, allowance, deduction or set-off relevant to the computation of any liability to Tax or from any credit in respect of Tax or any repayment or refund of Tax, in each case, as a direct consequence of the Newco Acquisition;

(ii)

the Buyer shall not be liable for any stamp duty payable by Newco in respect of the Newco Acquisition to the extent that the Buyer has previously compensated Newco for any stamp duty payable by it in respect of the Newco Acquisition;

(iii)

without limitation to the Seller’s mitigation obligations under applicable law, the Seller will use reasonable endeavours (including to procure that Newco and the Seller LLP Partners use their reasonable endeavours) to avoid or mitigate any costs (including any Tax liability) which may give rise to a claim by the Seller pursuant to this Clause 15.3;

(iv)

none of the Seller, Newco or the Seller LLP Partners shall be entitled to claim for any indirect or consequential cost, liability (including for Tax) or loss, whether actual or prospective, except where such cost, liability or loss is reasonably foreseeable; and

(v)

no liability shall attach to the Buyer pursuant to this Clause 15.3 to the extent that the same cost (including any Tax liability) has been actually recovered by the Seller, Newco or the Seller LLP Partners under any other Transaction Document, and any amount payable by the Buyer pursuant to this Clause 15.3 shall be paid to the Seller within 10 Business Days of written demand.

16.	NOTICES

16.1

Any notice or other communication to be given or made under or in connection with this Agreement (each a “Notice” for the purposes of this Clause 16) shall be in English, in writing and signed by or on behalf of the Party giving it.

16.2	Service of a Notice must be effected by one of the following methods:

16.2.1	delivered by hand to the relevant address set out in Clause 16.4; or

16.2.2	by first class pre-paid post (prepaid international air mail if overseas) to the relevant address set out in Clause 16.4; or

16.2.3	by e-mail to the relevant e-mail address set out in Clause 16.4.

16.3	Subject to Clause 16.4, any notice or other communication shall be deemed to have been served:

16.3.1	if delivered by hand, at the time of delivery if delivery was effected during a Business Day, or at the start of the next Business Day if delivered at any other time;

16.3.2	if sent by first class pre-paid post, at the start of the second Business Day after posting it;

16.3.3	if sent by prepaid international air mail, at the start of the sixth Business Day after posting it;

16.3.4	if sent by e-mail on the same day if a Business Day, otherwise on the next Business Day,

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 5.00 p.m. such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

16.4	Notices shall be addressed as follows:

16.4.1	Notices for the Buyer shall be marked for the attention of:

Name: CBRE Legal Department

Address: 2100 McKinney Avenue, Suite 1250, Dallas, Texas 75201 (USA)

E-mail address: [OMITTED]

Attention: Pasha Zargarof, with a copy (which shall not constitute notice) to: Mark Pflug, 425 Lexington Avenue, New York, NY 10017, [OMITTED] and Clare Gaskell, Simpson Thacher & Bartlett, CityPoint, One Ropemaker Street, London EC2Y 9HU, [OMITTED].

16.4.2	Notices for the Seller shall be marked for the attention of:

Name: Turner & Townsend Partners LLP

Address: Low Hall Calverley Lane, Horsforth, Leeds, United Kingdom, LS18 4GH

E-mail address: [OMITTED]

Attention: Jeremy Lathom-Sharp, Finance Director

with a copy (which shall not constitute notice) to: Andrew Black, Pinsent Masons LLP, 30 Crown Place, Earl Street, London EC2A 4ES, [OMITTED].

16.4.3	Notices for the Buyer’s Guarantor shall be marked for the attention of:

Name: CBRE Legal Department

Address: 2100 McKinney Avenue, Suite 1250, Dallas, Texas 75201 (USA)

E-mail address: [OMITTED]

Attention: Pasha Zargarof, with a copy (which shall not constitute notice) to: Mark Pflug, 425 Lexington Avenue, New York, NY 10017, [OMITTED] and Clare Gaskell, Simpson Thacher & Bartlett, CityPoint, One Ropemaker Street, London EC2Y 9HU, [OMITTED].

16.5	If a notice or other communication is given or deemed given after 5:00 p.m. or on a date which is not a Business Day, it shall be deemed to have been given on the next Business Day.

16.6	A Party may notify the other Party of a change to its name, relevant addressee or address for the purposes of Clause 16.4 provided that such notification shall only be effective:

16.6.1	on the date specified in the notification as the date on which the change is to take place; or

16.6.2

if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

17.	ASSIGNMENT

17.1

This Agreement is personal to the Parties and neither this Agreement, nor any of the benefits arising under it shall be assignable without the prior written consent of each of the other Parties and no Party shall purport to assign or transfer the same without such consent PROVIDED ALWAYS THAT this Agreement and the benefits arising under it may be assigned by the Buyer to any member of the Buyer’s Group provided further that in the event of such undertaking ceasing to be a member of the Buyer’s Group this Agreement shall be deemed to be transferred to any other member of the Buyer’s Group immediately before such cessation.

17.2

If an assignment is made in accordance with this Clause 17, the liability of the Seller to the Buyer under this Agreement shall be no greater than such liability would have been if the assignment had not occurred.

18.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by each of the Parties on separate counterparts each of which when executed and delivered shall be deemed to be an original, but all the counterparts together shall constitute one and the same agreement.

19.	FURTHER ASSURANCE

The Seller will (at the Buyer’s cost) do, or procure the doing of, all acts and things and execute, or procure the execution of, all documents as the Buyer reasonably considers necessary to vest legal and beneficial title to the Shares and the Newco Shares in the Buyer.

20.	TERMINATION

20.1

If this Agreement is terminated pursuant to Clauses 4.12 and/or 8.2.3 then none of the Parties shall have any further rights, liabilities, obligations or claims under this Agreement, except in respect of:

20.1.1	rights, liabilities, obligations or claims which have accrued or arose before or gave rise to termination or any other rights or remedies available under this Agreement or at law; and

20.1.2	the relevant provisions of Clauses 1 (Interpretation), 13 (Confidentiality), 14 (Announcements), 15 (Costs), 16 (Notices), 18 (Counterparts), 20 (Termination) to 24 (Law and Jurisdiction) (inclusive).

21.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

Except as expressly provided in this Agreement, a person who is not a Party shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any term of this Agreement provided that this does not affect any right or remedy of the third party which exists or is available apart from that Act.

22.	ENTIRE AGREEMENT

22.1	The Transaction Documents set out the entire agreement and understanding between the Parties in respect of the sale and purchase of the Shares and the Newco Shares. It is agreed that:

22.1.1

in entering into this Agreement, the Buyer has not relied on any representation, warranty or undertaking of the Seller, the Seller LLP Partners or any of their connected persons which is not expressly set out or referred to in this Agreement;

22.1.2

this Clause shall not exclude any liability or remedy for fraud or fraudulent misrepresentation by a Party or any of its/his connected persons (and in the case of the Seller, the Seller LLP Partners); and

22.1.3

save as expressly set out in this Agreement or in any other Transaction Document, no Party or its connected persons (and in the case of the Seller, the Seller LLP Partners) shall owe any duty of care to any other Party or any of its connected persons (and in the case of the Seller, the Seller LLP Partners).

23.	GENERAL

23.1	Unless otherwise provided, any outstanding obligation contained in this Agreement will remain in full force and effect notwithstanding Completion.

23.2	No future variation of this Agreement will be valid unless it is in writing and signed by or on behalf of each Party but no variation will require the consent of any Group Company.

23.3

If any provision of this Agreement is held to be unenforceable or illegal, in whole or in part, such provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall remain unaffected.

23.4

The failure to exercise or delay in exercising a right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

23.5	The Parties’ rights and remedies contained in this Agreement are in addition to, and not exclusive of, any other rights or remedies available at law.

24.	LAW AND JURISDICTION

24.1	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with the laws of England and Wales.

24.2

All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the London Court of International Arbitration (“LCIA”) by three arbitrators. The claimant(s) shall nominate one arbitrator to be approved by the LCIA in accordance with the LCIA Rules. The respondent(s) shall nominate one arbitrator to be approved by the LCIA in accordance with the LCIA Rules. The third arbitrator, who shall act as the chairman of the tribunal, shall be nominated by agreement of the two party-appointed arbitrators, reached in consultation with the parties to such dispute, within twenty (20) days of the confirmation of the appointment of the second arbitrator, or in default of such agreement, appointed by the LCIA. In the event that any party to such dispute fails to nominate an arbitrator in accordance with the foregoing, then the LCIA shall nominate an arbitrator on behalf of such party. The place of arbitration shall be London, England. The language of the arbitration shall be English.

24.3

If for any reason more than one arbitration is commenced pursuant to this Agreement, such separate arbitration proceedings may be consolidated into a single proceeding before one tribunal appointed in accordance with this Clause 24, where no significant prejudice would result, as determined in the sole discretion of the tribunal first appointed in any such several proceedings. This Clause is expressly intended to afford the tribunal so appointed with greater flexibility and discretion to consolidate related arbitration claims and proceedings, so that related claims and proceedings may be combined within a single proceeding, than is otherwise afforded under the LCIA Rules. For the avoidance of doubt, each Party expressly acknowledges that the fact that the first in time arbitral tribunal has already been appointed does not constitute significant prejudice for the purpose of this Clause 24.

24.4

Each Party acknowledges and undertakes that (i) it shall not challenge the validity or enforceability of the provisions of this Agreement either as a matter of any Law or otherwise (“Challenge”) and (ii) in the event of a Challenge, the Party making such Challenge shall indemnify and keep indemnified each other Party against any and all Losses which such other Party incurs arising out of or in connection with a Challenge including, without limitation, any Losses reasonably and properly incurred as result of settling or defending a Challenge.

EXECUTED by the Parties on the date which first appears in this Agreement.

SCHEDULE 1

THE COMPANY

Name of Company	Turner & Townsend Holdings Limited

Company number	09782970

Registered office	Low Hall Calverley Lane, Horsforth, Leeds, United Kingdom, LS18 4GH

Place of incorporation	England and Wales

Incorporation date	17 September 2015

Directors	Vincent Clancy Jeremy Lathom-Sharp James Dand Patricia Moore Murray Rowden

Secretary	None

Accounting reference date	30 April

Issued share capital	1,000 ordinary shares of £1.00 each

Shareholder	The Seller

SCHEDULE 2

GENERAL WARRANTIES

In this Schedule 2: (a) where any warranty is qualified by reference to materiality (including, but not limited to, the phrase “in all material respects”) such reference shall, unless specified to the contrary, be construed as a reference to materiality in the context of the Group as a whole and (b) where a warranty refers to a statute, statutory instrument, law or regulation enacted or adopted in the United Kingdom, such reference shall, in respect of each subsidiary incorporated in an alternative jurisdiction, be deemed to be a reference to an equivalent statute, statutory instrument, law or regulation in that jurisdiction or that most nearly approximates to the UK law.

1.	THE COMPANY, NEWCO, THE SHARES AND THE NEWCO SHARES

1.1	Incorporation and existence

1.1.1

The Company, each of the Subsidiaries and (as at Completion only) Newco are validly formed or incorporated, in existence and duly registered under applicable law of its jurisdiction of formation or incorporation and have been in continuous existence since such formation or incorporation and each has full power to carry on its business as it is carried on at the date of this Agreement. Each of (a) each Subsidiary incorporated in England and Wales and (b) (as at Completion only) Newco is a limited liability company.

1.1.2	The information in respect of the Company set out in Schedule 1 is true and accurate and not misleading.

1.2	The Shares and the Newco Shares

1.2.1

The Company has not allotted any shares other than the Shares and the Seller Shares and the Shares and the Seller Shares together constitute the entire issued share capital of the Company. As at Completion, Newco has not allotted any shares other than the Newco Shares and the Newco Shares constitute the entire issued share capital of Newco.

1.2.2	The Seller is the legal and beneficial owner of the Shares, the Seller Shares and (as at Completion) and the Newco Shares.

1.2.3

The Shares, the Seller Shares and (as at Completion) the Newco Shares are free from Encumbrances (and no person has claimed an entitlement to any such Encumbrance) and have been properly and validly issued and allotted and each are fully paid or credited as fully paid.

1.2.4

Other than this Agreement, or as set out in the articles of association of the Company, there is no agreement, arrangement or obligation requiring the allotment, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, sale, transfer, redemption or repayment of, a share in the capital of the Company or Newco, loan capital or any other security of any kind giving rise to a right over the capital of the Company or Newco (including an option or right of pre-emption or conversion).

1.3	Newco Activities

1.3.1

From and after its incorporation until Completion, the activities of Newco shall consist solely of the Newco Acquisition and the holding of the Newco Owned Shares. As at Completion, Newco shall have no assets other than the Newco Owned Shares and no liabilities.

2.	THE SUBSIDIARIES

2.1	The Company does not have any subsidiary undertakings other than the Subsidiaries.

2.2

The information in respect of each Subsidiary set out in the group structure diagram of the Company and the Subsidiaries in document 2.2 of the Data Room Information is true and accurate and not misleading.

2.3

Each of the Subsidiaries is a wholly-owned (legally and beneficially) subsidiary of the Company (unless otherwise indicated in document 2.2 of the Data Room Information) and each of the shares of each Subsidiary has been properly allotted and issued and is fully paid or credited as fully paid.

2.4

There is no Encumbrance in relation to any of the shares in the capital of any of the Subsidiaries, and no person has claimed an entitlement to any such Encumbrance. Other than as set out in the articles of association of the relevant Subsidiary, there is no agreement or obligation requiring the allotment, issue, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, sale, transfer, redemption or repayment of, a share in the capital of any of the Subsidiaries, loan capital or any other security of any kind giving rise to a right over the capital of any of the Subsidiaries (including an option or right of pre-emption or conversion).

2.5

No Group Company owns (or has agreed to acquire) any shares or stock in the capital of, or debentures or other securities issued by, nor does it have any beneficial or other interest in any company or business organisation other than the Subsidiaries nor does any Group Company control or take part in the management of any other company or business organisation.

2.6	No Group Company has any branch or permanent establishment outside its country of formation or incorporation.

2.7	No Group Company is dormant.

3.	ACCOUNTS; LOCKED BOX ACCOUNTS

3.1	General

3.1.1

The Accounts show a true and fair view of the state of affairs and assets and liabilities as at the Accounts Date of the Group and the profits (or loss) and cash flows of the Group for the period to which they relate.

3.1.2	The Accounts have been prepared in accordance with the law and IFRS.

3.1.3	The Locked Box Accounts give a true and fair view of the state of affairs and assets and liabilities of the Group as at the Locked Box Date.

3.1.4	The Locked Box Accounts have been prepared in accordance with the law and IFRS (with the exception of the adoption of IFRS 16).

3.2	Accounting reference date

The accounting reference date of each Group Company under section 391 of the Companies Act 2006 is, and during the last three years has always been, 30 April.

4.	CHANGES SINCE THE LOCKED BOX DATE

4.1	Since the Locked Box Date:

4.1.1

the Group has carried on its business in the ordinary course of business and so as to maintain the business as a going concern, and no Group Company has made or agreed to make any payment other than payments in the ordinary course of business of business;

4.1.2	no Group Company has entered into, other than in the ordinary course of business of business, any single contract, liability or commitment in respect of capital expenditure which involved or may involve expenditure of £1,000,000 in one single item or an obligation of a material nature or magnitude;

4.1.3

subject to Warranty 4.1.2, no Group Company has disposed of, or agreed to dispose of, other than in the ordinary course of business, any one or more assets in a single transaction or a series of connected transactions, where the value of such assets exceeds £1,000,000;

4.1.4

other than in the ordinary course of business of business, no Group Company has made any changes (other than those required by law) in existing terms of employment, including pension fund commitments, in circumstances which taken together could increase the total staff costs of the Group by more than five per cent. per annum;

4.1.5

no Group Company has made any changes to the salary, bonus, commission or performance related pay (in the case of commission or performance related pay only, other than in the ordinary course of business) or material terms and conditions of any officer or Senior Employee and no Group Company is under any obligation to make any such changes with or without retrospective operation;

4.1.6	no Group Company has entered into any transaction with the Seller, the Seller LLP Partners or any of their connected persons to the extent not on arm’s length third party terms;

4.1.7	no substantial supplier has ceased or substantially reduced its trade with the Group;

4.1.8	no Group Company has declared, paid or made a dividend or other distribution (including a distribution within part 23 of CTA 2010);

4.1.9	no Group Company has repaid or redeemed share or loan capital, or made (whether or not subject to conditions) an agreement or undertaken an obligation to do any of those things;

4.1.10	no share or loan capital has been allotted, issued or agreed to be allotted or issued by any Group Company;

4.1.11

other than in the ordinary course of business, no Group Company has obtained new borrowings or indebtedness in the nature of borrowings or received any notice to repay under any agreement (other than an agreement with a Group Company) relating to any existing borrowing or indebtedness in the nature of borrowing which is repayable on demand; and

4.1.12	no resolution of the members of any Group Company has been passed whether in general meeting or otherwise.

5.	ASSETS

5.1	Title

There are no Encumbrances, nor has any Group Company agreed to create any Encumbrances, over any asset included in the Accounts or acquired by it since the Accounts Date which is of material significance to the business of the Group (other than assets sold in the ordinary course of business) and each such asset:

5.1.1	is legally and beneficially owned solely by a Group Company; and:

5.1.2	where capable of possession, in the possession, or under the control of, a Group Company.

5.2	Assets sufficient for business

The assets and rights of each Group Company (including its contractual rights in relation to any facilities or services or otherwise) comprise all assets and rights necessary for the continuation of the business of each Group Company as previously carried on as at the Locked Box Date.

6.	EFFECT OF SALE

6.1	Neither the execution nor performance of this Agreement or the transactions contemplated thereby will:

6.1.1

conflict with, or result in a breach of a material agreement or obligation to which any Group Company is currently a party nor result in a breach of any provision of the memorandum or articles of association of any Group Company;

6.1.2	make any Group Company liable to transfer or purchase any material assets, including shares held by it in other corporate entities under their articles of association or any agreement; or

6.1.3

give rise to any material liability or obligation (or any increase thereof) of any Group Company under any agreement or other document conferring any benefit and/or imposing any obligation on any Group Company.

7.	CONSTITUTION

7.1	Intra vires

Each Group Company has the power to carry on its business as now conducted and each Group Company has operated its business and conducted its affairs (including the issue of shares or securities and the payment of dividends) in all material respects in accordance with its memorandum and articles of association.

7.2	Constitution

The articles of association of each Group Company as contained in the Data Room Information are true, accurate and complete.

7.3	Powers of attorney

No Group Company has executed any power of attorney or conferred on any person other than its directors, officers and employees any authority to enter into any transaction on behalf of or to bind that company in any way and which power of attorney remains in force or was granted or conferred within one year of the date of this Agreement.

7.4	Statutory books and filings

7.4.1

All resolutions, annual returns and other documents required to be delivered to the Registrar of Companies (or other relevant company authority) by each Group Company have been properly prepared in all material respects and filed (“Returns”).

7.4.2

Where a Group Company is required by law to keep and maintain statutory books and registers, records and/or other information (including the register of people with significant control), such statutory books and registers, records and/or other information are up to date in all material respects, have been maintained in accordance with applicable law (including to enable it to deliver materially correct and complete Returns), and are in its possession or under its control. No notice or allegation that any such books, registers and/or records are incorrect or should be rectified has been received by any Group Company.

7.4.3

Where a Group Company is required by law to keep a register of shareholders, each such register of shareholders is a complete and accurate records of its shareholders, and all transfers of shares in the capital of each Group Company in the last three (3) years have been registered in accordance with applicable law and regulation and the articles of association of such Group Company from time to time in force, all such transfers being duly stamped or certified as to nil stamp duty payable prior to registration (if applicable).

8.	INSURANCE

8.1

The Data Room Information contains a list of the current material insurance and indemnity policies in respect of which any Group Company has an interest (the “Policies”), and there are no circumstances which could reasonably be expected to make any of the Policies void or voidable or enable any insurer to refuse payment of all or part of any claim under the policies.

8.2	True and accurate details of any material claims that are outstanding under any of the Policies are contained in the Data Room Information.

8.3	All premiums due on the Group’s policies of insurance have been duly paid and no Group Company has done anything which is likely to lead to a material increase in such premiums.

9.	CONTRACTUAL MATTERS

9.1	Validity of Material Agreements

9.1.1

No party with whom any Group Company has entered into any agreement, arrangement or obligation which (when aggregated with all other agreements between Group Companies and the relevant party and its group companies) is material to the operation of the business of the Group (each such individual agreement, a “Material Agreement”) has given written notice of its intention to suspend, terminate, repudiate or disclaim any such Material Agreement or indicated its intention in writing to not renew or otherwise to materially reduce its dealings with Group Companies individually or collectively.

9.1.2	No party with whom any Group Company has a Material Agreement is in material breach of that Material Agreement. No such matter exists which could reasonably be expected to give rise to such a breach.

9.1.3	No Group Company is in breach of any Material Agreement to an extent which would allow the other party to:

(a)	terminate any Material Agreement for fault; or

(b)	cease paying, withhold or reduce payments of more than £1,000,000 (exclusive of VAT) to Group Companies.

9.1.4

No Governmental Orders have been made requiring the modification of any Material Agreement to which any Group Company is a party and no circumstances exist which could reasonably be expected to give rise to any Governmental Order in the future.

9.1.5	Each Material Agreement constitutes legally binding and enforceable obligations of the other party(ies) thereto.

9.2	Other Material Agreements

9.2.1	No Group Company is a party to or has a legally binding obligation under any contract or transaction which:

(a)	in any way restricts the freedom of either a Group Company or, following the Completion Date, a Buyer Group company to:

(i)	carry on a material part of its business;

(ii)	market to or contract with any client or potential client; or

(iii)	use any supplier;

in any part of the world in such manner as it sees fit;

(b)	was entered into other than by way of a bargain at arm’s length;

(c)	involves an aggregate outstanding expenditure or other liability by the Group of more than £1,000,000 (exclusive of VAT) in aggregate

(d)

licenses or permits the use or exploitation of (or grants any other party rights in or to) by any party of any Intellectual Property other than (i) by way of a non-exclusive licence from a Group Company to customers in the ordinary course of business or (ii) through off-the-shelf, shrink wrap, click through or other commercially available licences to software that involve a sum less than £1,000,000 (exclusive of VAT) limited to that party receiving the benefit of the services provided a Group Company during a period when such Group Company is obliged to provide such services; (all such licences, “IP Licences”);

9.2.2	No Group Company is a party to or has a legally binding obligation under:

(a)	an agreement, arrangement or obligation by which that company is a member of a joint venture, consortium, partnership or association (other than a bona fide trade association); or

(b)	a distributorship, promotional, representation, franchising, agency, marketing, licensing or management agreement or arrangement.

9.3	Customers and suppliers

In the twelve (12) months prior to the date of this Agreement, no material customer or material supplier has:

9.3.1	ceased trading with any Group Company; or

9.3.2	suspended performance or threatened to suspend performance of the services provided by it or its obligations under any arrangement with a Group Company; or

9.3.3

substantially changed (or given notice that it is seeking to substantially change) the basis or terms on which it is prepared to enter into contracts or do business with a Group Company (apart from changes in the ordinary course of business).

9.4

No Group Company is under any obligation to provide any services to any party other than under the terms of a written agreement and no Group Company has provided any services to any party during the past 12 months other than pursuant to the terms of a written agreement.

10.	INTELLECTUAL PROPERTY

10.1	Nothing in this paragraph 10 shall apply to copyright in Software or other unregisterable Intellectual Property in Software (as defined in paragraph 11).

10.2	For the purpose of this paragraph 10, the following words and expressions have the following meanings:

“Company IP Rights” all rights in the Listed IP and the Non-Listed IP;

“IP Licences” has the meaning given above;

“Listed IP” means the Intellectual Property listed in documents 6.3.1, 6.5, 6.6, 6.7 and 6.13 of the Data Room Information; and

“Non-Listed IP” means all material Intellectual Property used by a Group Company in the course of its business excluding any Listed IP.

10.3	The Listed IP:

10.3.1	contains details of all material Intellectual Property registrations and applications owned by a Group Company; and

10.3.2	is owned by a Group Company free from all Encumbrances.

10.4	To the extent that the rights in the Listed IP are registrable, such rights are registered in the name of a Group Company as sole owner.

10.5	In respect of the Listed IP:

10.5.1	no Group Company has received any notice of any oppositions made or applications refused; and

10.5.2	all payments due and all registration and renewal formalities relating to the Listed IP are up-to-date, complete and correct.

10.6

None of the Company IP Rights are being infringed by any third party and so far as the Seller is aware, there has been no third party breach of confidence concerning any trade secrets or confidential information used by the Company.

10.7	The Company IP Rights comprise all the material Intellectual Property which the Group requires to carry on its business and deal with the assets of the Group as currently carried on and dealt with.

10.8	The Company IP Rights which were developed specifically for use by a Group Company:

10.8.1	have been developed exclusively by employees of the Group within the course of their employment and therefore initially vest in a Group Company by operation of law; or

10.8.2

to the extent not so vested, have been transferred absolutely to a Group Company or licensed to it exclusively and irrevocably (in each case in writing) without limit of time and not subject to conditions as to use or transferability or as to payment, and any moral rights capable of being exercised in relation to them have been waived.

10.9	The conduct of the Group’s business as now conducted does not infringe the rights of any third party in relation to any Intellectual Property.

10.10

No third party has outstanding any claim against any Group Company based on such third party’s Intellectual Property and no Group Company has received notice of any such claim within the last three years.

10.11

The IP Licences are valid and binding and have not been the subject of any material breach or default by any party. The execution and performance of this Agreement will not result in the termination of any IP Licence.

11.	INFORMATION TECHNOLOGY

11.1	In this paragraph 11, the following words and expressions have the following meanings:

Bespoke Software: all software written or customised for a Group Company, including any amendments to a third party’s software and any interfaces;

Hardware: any and all computer, telecommunications and network equipment used in the business of a Group Company (including PCs, mainframes, servers, screens, terminals, keyboards, disks, printers, cabling, associated and peripheral electronic equipment);

IT Contracts: contracts relating to the IT Systems;

IT Systems: the Hardware and the Software;

Off-the-Shelf Software: all standard office application software used by a Group Company, including word processing, email, calendar, customer relationship management, spreadsheet and database functions;

Software: together, the Off-the-Shelf Software, the Standard Software and the Bespoke Software, including all source and other preparatory materials relating to such programs; and

Standard Software: all off-the-shelf software applications used by a Group Company other than the Off-the-Shelf Software.

11.2	All material Hardware is either owned by a Group Company free from all liens, charges, encumbrances or other third party rights or is leased to a Group Company.

11.3	The Group is licensed to use all material Off-the-Shelf Software and all Standard Software.

11.4	Other than the copies of the IT Contracts which are contained in the Data Room, there are no IT Contracts which are material to the operation of the IT Systems.

11.5	The Bespoke Software:

11.5.1	was developed exclusively by employees of the Group within the course of their employment, and therefore the Intellectual Property Rights vest initially in a Group Company by operation of law; or

11.5.2	to the extent not so vested, has been transferred in writing.

11.6

The IT Systems are reasonably sufficient to enable the Group to carry on its business in the manner and in the places in which that business is now carried on and the Group has not entered into an agreement with any client or third party committing any Group Company with any functionality or performance other than where such functionality and performance is currently provided to clients by the IT Systems.

11.7

The Group has in its possession and control the source code for all the Bespoke Software and is under no obligation to provide that source code to any client or third party. The Group has in its possession or available to it an up to date copy of all material data which it uses in the operation of its business.

11.8	The current use or exploitation by the Group of the IT Systems does not infringe the rights of any third party.

11.9	The Group has not suffered any sustained interruption to its business because of a substantial failure of its IT Systems in the 12 months immediately prior to the date of this Agreement.

11.10

The Group has not distributed, licensed, conveyed or made available to any person, any material Software that is subject to or governed by an “open source” or similar license that would require the Group to license or make available its material proprietary source code in such circumstances.

11.11

No person (other than employees or contractors performing services for the Group subject to reasonable confidentiality agreements) possesses (or has any current or contingent right to possess) any material source code owned by the Group.

11.12

The Group has made reasonable endeavours to protect and maintain (i) the confidentiality of its material trade secrets and (ii) the integrity, security and operation of the IT Systems used in its business, and there have been no material breaches, violations, losses or unauthorized access to or unauthorized uses of same, other than those that have been resolved without material cost, liability or the duty to notify any person.

12.	DATA PROTECTION

12.1	For the purpose of the warranties contained in this paragraph 12:

“Data Protection Laws” means (a) any law, statute, declaration, decree, directive, legislative enactment, order, ordinance, regulation, rule or other binding restriction (as amended, consolidated or re-enacted from time to time) which relates to the protection of individuals with regards to the processing of personal data to which a party is (or has been) subject, including but not limited to the Data Protection Act 1998, Directive 95/46/EC, the Electronic Communications Data Protection Directive (2002/58/EC), the Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2426/2003) (as updated by The Privacy and Electronic Communications (EC Directive) (Amendment) Regulations 2011), the Data Protection Act 2018, the EU General Data Protection Regulation (2016/679) (“EU GDPR”), the UK General Data Protection Regulation (as defined in the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019), the California Consumer Privacy Act, Cal. Civ. Code § 1798.100 et. seq. and its implementing regulations (“CCPA”); and (b) any code of practice or guidance published by the UK Information Commissioner or an authority or regulator in any relevant jurisdiction or the European Data Protection Board from time to time;

“Data Security Requirements” means collectively, all of the following to the extent related to the collection, use, processing, storage, protection, transfer or disposition of data, or otherwise relating to privacy, data protection and security, anti-spam, security breach notification requirements applicable to any Group Company and similar consumer protection laws: (i) the Data Protection Laws; (ii) all rules, policies, standards and requirements of applicable industry and self-regulatory organisations; and (iii) all policies and procedures of the Group Companies;

“personal data”, “data subject” and “personal data breach” shall have the meanings set out in the UK General Data Protection Regulation.

12.2

Each Group Company complies with and has at all times during the three (3) year period immediately prior to the date of this Agreement complied in all material respects with all applicable requirements of the Data Protection Laws and the Data Security Requirements.

12.3

No Group Company has received any written notice (including without limitation any allegation, letter, complaint, information notice, special information notice or enforcement notice) from the UK Information Commissioner or any other body, authority or individual in connection with any non-compliance or alleged non-compliance with the Data Protection Laws, in any jurisdiction.

12.4

No Group Company has suffered a personal data breach in the three (3) years prior to the date of this Agreement which would have or has required notification to the UK Information Commissioner or any other body, authority or to any affected data subject in accordance with Data Protection Laws.

12.5

Each Group Company has undertaken appropriate due diligence on each data processor (as such term is defined under the Data Protection Laws) retained by the Group in respect of that data processor’s organisational, administrative, physical and technical safeguards designed to protect the security, confidentiality, integrity and availability of all personal data processed by that Group Company, and has entered into appropriate and legally-binding data processing agreements with each such processor.

12.6

Each Group Company has in place appropriate organisational, administrative, physical and technical safeguards designed to protect the security, confidentiality, integrity and availability of all personal data processed by that Group Company, as required by the Data Protection Laws and the Data Security Requirements.

12.7

Each Group Company has an established and documented procedure for the fulfilment of requests (including access requests) made by data subjects exercising their rights under Chapter III of the UK GDPR and other applicable Data Protection Laws, and the Group has complied with all such requests received by each Group prior to the date of this Agreement in accordance with Data Protection Laws.

12.8

Each Group Company has created and maintained complete, accurate and up-to-date records of consents given or withdrawn by data subjects in relation to the processing of their personal data for the purposes of direct marketing, cookies or other device-based data, as required by the Data Protection Laws, and has not engaged in direct marketing requiring consent in breach of Data Protection Laws.

12.9

No Group Company has transferred or permitted to have transferred any personal data (of which it is the data controller) outside of the UK or the EEA other than where it has in place an appropriate mechanism for transferring personal data as required by and permitted by the Data Protection Laws.

13.	LIABILITIES

13.1	Debts owed by the Group

No Group Company is a party to any contracts under which it has the right to borrow money from third parties (other than the RCF Agreement and other than trade credit in the ordinary course of business).

13.2	Loan notes

The Data Room contains up to date copies of all existing loan note instruments and up to date copies of all loan note registers in respect of any loan notes issued by any Group Company.

13.3	Guarantees

13.3.1

There is not outstanding any guarantee, indemnity, Encumbrance, bond, letter of comfort, suretyship or other similar obligation given by or for the benefit of any Group Company (save for any guarantee or warranty given by a different Group Company or in respect of goods or services supplied or contracted to be supplied in the ordinary course of business and save for any warranty or guarantee implied by law).

13.3.2	No person apart from the Group Companies has given any guarantee of or Encumbrance for any overdraft, loan or loan facility granted to the Group.

13.4

No amendments have been made (or requested to be made) to, and no consents or waivers granted (or requested to be granted) in relation to, the RCF Agreement or the Intercreditor Deed (as defined in the RCF Agreement) since the Restatement Date (as defined in the RCF Agreement) under the amendment and restatement agreement dated 3 June 2020.

13.5	No Default (as defined in the RCF Agreement) or Event of Default (as defined in the RCF Agreement) has occurred or is subsisting.

13.6	No Lender (as defined in the RCF Agreement) has cancelled, or served a notice to cancel, any of its Commitments (as defined in the RCF Agreement).

14.	LICENCES

14.1

The Group has obtained all necessary and material licences, permits, certificates, permissions, registrations, authorisations and consents required for carrying on its business in the places and in the manner in which such business is now carried on (the “Licences”).

14.2	The Licences are in full force and effect, have been complied with in all material respects and are not terminable as a result of the transactions contemplated in the Transaction Documents.

14.3

In the three (3) years prior to the date of this Agreement, no Group Company has been notified in writing of any Licence being suspended, terminated, revoked or not renewed (in whole or in part) nor are there any facts or circumstances which might give rise to any such action.

15.	INSOLVENCY

For the purposes of the Fundamental Warranty set out in this paragraph 15 when made as at Completion only, any reference to a “Group Company” or the “Group” shall be deemed to include Newco.

15.1	Winding up

No order has been made, petition presented, meeting convened, procedure commenced, or resolution passed or other step threatened or taken for the winding up or dissolution of any Group Company or for the appointment of a provisional liquidator to or in respect of any Group Company.

15.2	Administration

No Group Company has been or is in administration (as defined in schedule B1 of the Insolvency Act 1986) and no step (including the service of any notice or the filing of any document(s)) has been taken under schedule B1 of the Insolvency Act 1986 by any person to place any Group Company in administration and no administration order has been made, no administrator has been appointed and no petition for an administration order has been presented to the Court under part II of the Insolvency Act 1986 in relation to any Group Company.

15.3	Receivership

No receiver, receiver and manager or administrative receiver has been appointed of the whole or part of the Group’s business or assets.

15.4	Compromises with creditors

15.4.1	No voluntary arrangement under section 1 of the Insolvency Act 1986 has been proposed or approved in respect of any Group Company.

15.4.2	No compromise or arrangement under part 26 of the Act has been proposed, agreed to or sanctioned in respect of any Group Company.

15.5	Moratorium

No moratorium has been sought or has been granted under section 1A of the Insolvency Act 1986 in respect of the Group Companies.

15.6	Informal arrangements with creditors

The Group Companies have not proposed or agreed to a general composition, compromise, assignment or arrangement with any of their creditors.

15.7	Inability to pay debts

None of the Group Companies is insolvent or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 or has stopped paying its debts as they fall due. There are no unsatisfied written demands that have been served on any Group Company pursuant to section 123(1)(a) of the Insolvency Act 1986. There is no material unsatisfied judgment or court order outstanding against the Group Companies.

15.8	Judgments and orders

15.8.1	There has been:

(a)	no bankruptcy order made in respect of any current director or officer of a Group Company;

(b)	no presentation of a petition for such an order;

(c)	no interim order under section 253 of the Insolvency Act 1986 made in respect of any current director or officer of a Group Company; and

(d)	no any application for such an order.

15.8.2	There is no unsatisfied judgment or court order outstanding against any Group Company and there has been no distress, execution or other process levied on any asset of a Group Company.

15.9	General

15.9.1

No Group Company is or has been party to or interested in any transaction with any third party which could constitute (in whole or part) a transaction at an undervalue, a preference, an invalid floating charge or an extortionate credit transaction or part of a general assignment of debts (or in Scotland an unfair preference or a gratuitous alienation) under the Insolvency Act 1986.

15.9.2

No events or circumstances analogous to any of those referred to in paragraphs 15 to 15.9.1 have occurred or exist in any foreign jurisdiction in which a Group Company carries on business or owns assets.

16.	LITIGATION AND COMPLIANCE WITH LAW

16.1	Litigation

16.1.1

During the three years ending on the date of this Agreement no Group Company has been involved in any material civil, criminal, arbitration, administrative or other legal proceeding in any jurisdiction.

16.1.2

No material civil, criminal, arbitration, administrative or other legal proceeding is pending or threatened by or against any Group Company. There are no events or circumstances (including the signature or performance of this Agreement) likely to give rise to any such events.

16.1.3	There is no outstanding Governmental Order against any Group Company which is material to the operation of the Group’s business.

16.1.4

No person who now is or who at any time within the last three years was a director or officer of a Group Company has been subject to any disqualification order or undertaking under the Company Directors Disqualification Act 1986.

16.2	Anti-Bribery and Corruption

16.2.1	No Group Company nor any person (including any employee, officer or subsidiary) who performs or has performed services for it or on its behalf has, directly or indirectly:

(a)	given, promised, offered or authorised; or

(b)	accepted, requested, received or agreed to receive,

any payment, gift, reward, rebate, contribution, commission, incentive, inducement or advantage to or from any person, in contravention of the Bribery Act 2010, the U.S. Foreign Corrupt Practices Act or the anti-bribery and corruption laws of any jurisdiction to which it is subject and in each case any related rules, regulations and guidance (collectively, the “Anti-Bribery and Corruption Laws”).

16.2.2	The Group has instituted, maintained and monitored policies and procedures designed to ensure continued compliance with the Anti-Bribery and Corruption Laws.

16.3	Compliance with law

Each Group Company has in all material respects conducted its business, in the three (3) years prior to the date of this Agreement, in accordance with all applicable law, legal duties and regulations (including in respect of the products and services provided by the Group) of any jurisdiction in which it carries on business and no notice of breach of any such laws, duties or regulations has been received by the Group nor is any reasonably expected.

16.4	Compliance with sanctions regimes

No Group Company nor any person (including any employee, officer or subsidiary) who performs or has performed services for it or on its behalf has done or failed to do any act or thing the doing or omission of which contravenes the provisions of any Economic Sanctions Laws. During the past five (5) years, no Group Company nor any of their respective officers, directors, employees, agents, representatives, or beneficial owners: (i) has been or is designated on OFAC’s List of Specially Designated Nationals and Blocked Persons, Sectoral Sanctions Identification List, or Foreign Sanctions Evader List, or any other similar list of designated persons established pursuant to Economic Sanctions Laws (collectively, “Sanctioned Persons”); (ii) has been or is owned or controlled by a Sanctioned Person; (iii) has maintained or maintains any offices, branches, operations, assets, investments, employees, or agents in any country or territory that is the subject or target of comprehensive Economic Sanctions Laws (at the time of this agreement, Crimea, Cuba, Iran, North Korea, and Syria, and collectively, “Sanctioned Countries”); (iv) has in violation of Economic Sanctions Laws participated in any transaction or business dealing with any Sanctioned Person or in any Sanctioned Country; (v) has received from any Governmental Entity or any other person any notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Economic Sanctions Laws; or (vi) made any voluntary or involuntary disclosure to a Governmental Entity regarding an actual or alleged violation of Economic Sanctions Laws.

16.5	Competition Law

No Group Company has received notice from any Governmental Entity in the last six (6) years of any investigation, inquiry or proceedings in connection with any alleged or suspected breach of Competition Law applicable in any country in which any Group Company carries on business and there are no facts or circumstances existing which may give rise to such investigation, inquiry or proceeding in the future.

16.6	Investigations

No Group Company is or has been subject to any investigation, enquiry or disciplinary proceeding (whether judicial, quasi-judicial or otherwise) which is material to the operation of the Group’s business. No Group Company has received any request for information from any Governmental Entity (including any Competition Authority and the European Commission and the European Economic Area’s EFTA Surveillance Authority) under any anti-trust or similar legislation.

17.	OFFICERS AND EMPLOYEES

17.1	Particulars of officers and employees

The particulars disclosed in the Data Room Information show:

17.1.1

materially accurate anonymised details of the job title, date of commencement of employment, length of continuous employment, remuneration (including, salary, commission and bonus arrangements and any other performance-related remuneration), nationality and immigration status, which Group Company they work for or are engaged with, and entitlement to employment-related benefits of every employee, worker and Senior Employee of the Group, including any that are on secondment, maternity, paternity, adoption or other statutory leave and any that are absent from the workplace for ill-health reasons; and

17.1.2

anonymised details of all individuals who are not employees or workers of any Group Company and who are providing services to a Group Company under an agreement that is not a contract of employment with an annual expenditure of £100,000 or more in the twelve (12) month period ending on the date of this Agreement (including, in particular, where the individual acts as a consultant or is on secondment from an employer that is not in the Group) and examples of all the current particulars of terms on which the persons provide services including, the company that engages them and their remuneration, benefits, length of notice and work location.

17.2	Terms and conditions

17.2.1

The Data Room Information contains examples of all the standard terms and conditions, staff handbooks and policies, including any share incentive schemes or annual bonus arrangements which apply to officers and employees of the Group and identifies which terms and conditions apply to which employees.

17.2.2	The Data Room Information contains copies of the employment agreements entered into between the relevant Group Company and each member of the Executive Leadership Team.

17.2.3

All contracts between any Group Company and its workers and employees are terminable at any time on not more than 12 months’ notice without compensation (other than for unfair dismissal or a statutory redundancy payment) or any liability on the part of the Group Company other than wages, commission or pension.

17.2.4

There are no outstanding offers of employment, engagement or appointment made to any person who is to be engaged in any Group Company and no person has accepted an offer of employment, engagement or appointment by a member of a Group Company and has not yet started his or her employment or engagement.

17.2.5	There are no proposals to amend the terms of employment of any person engaged by any Group Company other than in the ordinary course of business.

17.2.6

No Group Company is a party to, bound by or proposing to introduce in respect of any of its directors or employees any contractual redundancy payment scheme in addition to statutory redundancy pay, nor is there any contractually agreed procedure for redundancy selection.

17.2.7	No Senior Employee has given notice which has not yet expired terminating his or her employment or is under notice of dismissal.

17.2.8	No Senior Employee is currently bound by a restrictive covenant entered into with a former employer or any other business or undertaking.

17.2.9

Every worker and employee who requires permission to work in the country in which they work has current and appropriate permission to work in that country and each Group Company has complied with the relevant immigration and right-to-work checks.

17.2.10

The Data Room Information contains summaries of the material measures that each Group Company has taken towards any workers and employees of or persons engaged by that Group Company in relation to the COVID-19 pandemic.

17.2.11

To the extent not already repaid prior to the date of this Agreement, no Group Company has taken any action in respect of any employees or persons engaged by the Group that would require any such Group Company under any applicable law to repay any COVID-19 related subsidies or payments or benefits received by such Group Company to any Governmental Entity.

17.2.12

Each Group Company has complied with its contractual and legal obligations in respect of holiday pay and working time (including, but not limited to, the calculation of holiday pay insofar as it relates to commission, bonus and/or overtime).

17.2.13

In the two years preceding this Agreement no Group Company has applied (and no Group Company is aware of any fact or matter in existence which will require any Group Company to apply malus or clawback to any remuneration (or any other benefits) already awarded or payable before the Completion Date to any employee of or person engaged by the any Group Company.

17.3	Loans

There are no amounts owing or agreed to be loaned or advanced in excess of £10,000 by any Group Company to any director(s), officer(s) and/or employee(s) of any Group Company (other than amounts representing remuneration accrued due for the current pay period, accrued holiday pay for the current holiday year or for reimbursement of expenses).

17.4	Employee relations

17.4.1

There are no collective agreements between any Group Company and any trade union, staff association (including works councils) or any other employee representative body representing any workers. No Group Company recognises any trade union or works council or other representative body which represents any employees or workers of a Group Company.

17.4.2

No Group Company is engaged or involved in any industrial or trade dispute or negotiation regarding a claim with any trade union, works council, staff association or any other employee representative body and there is nothing likely to give rise to such a claim.

17.4.3	In the last two years no Group Company has:

(a)

proposed to terminate the employment of any employee where such proposals would or would be likely to trigger a requirement to consult with appropriate employee representatives under any applicable laws;

(b)	started consultation with any appropriate employee representatives;

(c)	been party to, or proposed to take, any action that would require a Group Company to consult with any appropriate employee representatives.

17.5	Claims by officers and employees

17.5.1	No past or present officer or Senior Employee of any Group Company or any predecessor in business has instigated any claim or right of action against any Group Company which remains outstanding:

(a)	in respect of any accident or injury which is not fully covered by insurance; or

(b)	for breach of any contract of services or for services; or

(c)	for loss of office or arising out of or connected with the termination of his office or employment.

18.	PROPERTIES AND ENVIRONMENTAL

18.1	The Properties comprise all the freehold and leasehold land owned, used or occupied by the Group. The Properties details of which are set out in Folder 7 of the Data Room are complete and accurate.

18.2	Where any of the Properties are freehold (or local equivalent):

18.2.1	a Group Company is the sole legal and beneficial owner of each Property and has good and marketable title to it;

18.2.2	title to each Property includes all ancillary rights necessary for its enjoyment;

18.2.3	title to each Property has, to the extent that would be required by a prudent conveyancer, been properly protected by registration; and

18.2.4	title to each Property is free of any Encumbrance or other right or matter that adversely affects, or might adversely affect, it.

18.3	Where any of the Properties are leasehold (or local equivalent):

18.3.1	each Group Company uses each Property for the purpose of conducting its business only;

18.3.2	there is no matter that adversely affects, or might adversely affect, a Group Company’s occupation or use of any Property;

18.3.3	no notices have been served to bring any lease to an end;

18.3.4	each Property is in good repair and condition;

18.3.5	there is no unascertained rent review in respect of any Property;

18.3.6	each Group Company and any third party occupier have complied with all covenants and other matters binding on them in relation to each Property; and

18.3.7	no covenant or other matter binding on any third party occupier of any Property has been waived.

18.4	No Group Company has any actual or contingent liability relating to any land at the date hereof other than the Properties.

18.5

No Group Company has guaranteed the performance by any person of any obligation in respect of any freehold or leasehold property. No Group Company has received notice of any outstanding dispute or complaint which materially adversely affects the Properties or their continued use for the purposes for which they are currently used.

18.6	No Group Company has a current liability under Environmental Law which would result in a material change to the business practices of the Group and involve the Group incurring material costs.

18.7

There are no civil, criminal, arbitration or administrative or other legal proceedings under Environmental Law which are current or pending against any Group Company and which are material to the operation of the Group’s business

19.	PENSIONS

19.1

Save in respect of the Disclosed Schemes and any social security arrangements or government operated pensions / retirement savings schemes, no Group Company has an obligation to provide, or contribute towards any scheme or arrangement which provides Pension Benefits in relation to any employees or any former employees of any Group Company, or any dependants of such persons. No undertaking or assurance has been given as to the continuance, improvement or increase of any Pension Benefits or to enter into, amend or establish any new arrangement for the provision of Pension Benefits.

19.2	All material details of the Disclosed Schemes have been made available to the Buyer in the Data Room Information.

19.3

The Disclosed Schemes and any other Pension Benefits have at all material times and in all material respects been operated in accordance with the provisions of their governing documentation, all applicable legislation, and the general requirements of law and regulatory practice. Each of the Disclosed Schemes that is intended to qualify for special tax treatment meets all of the requirements for such treatment, and nothing has occurred which would adversely affect such special tax treatment.

19.4

Other than in respect of the UK Defined Benefit Scheme and any fully funded and insured lump sum death in service benefits, no Group Company has: (i) any liability whatsoever towards, nor has it been connected with or an associate of a company participating in, any defined benefit or final salary arrangement; (ii) any obligation to provide any enhanced Pension Benefit, as a result of a Relevant Transfer; (iii) made any defined benefit promise or otherwise has any defined benefit liabilities. For the purposes of this paragraph, “connected” and “associate” are to be interpreted in accordance with sections 249 and 435 respectively of the Insolvency Act 1986. If there are any such schemes or liabilities, these are fully funded or insured or otherwise reflected in the Group Company accounts in accordance with IFRS.

19.5	All contributions, fees, premiums, expenses which have fallen due for payment by any Group Company to or in respect of the Disclosed Schemes have been paid.

19.6

No claim has been made in writing by or in respect of any member of the Disclosed Schemes against any Group Company, the trustees or administrators of the Disclosed Schemes or any employer participating in the Disclosed Schemes which remains outstanding (other than routine claims for benefits). So far as the Seller is aware, there are no circumstances that could give rise to such claims.

19.7

No Group Company has been issued with (nor is the Seller aware of any fact or circumstances that may lead to) the issue of a contribution notice or financial support direction by the UK Pensions Regulator in accordance with its powers under Sections 38 to 51 of the Pensions Act 2004 (as amended) or its powers under the Pension Schemes Act 2021.

19.8

Since the UK Defined Benefit Scheme closed to future accrual on 1 December 2006 no employee of any Group Company is or has been entitled to death in service benefits under the rules of the UK Defined Benefit Scheme.

20.	TAXATION

20.1	Payment of Taxes, Returns and Disputes

20.1.1	Each Group Company has paid all Taxes (including Payroll Taxes) which it has been obliged by law to pay within the relevant time limits.

20.1.2

Each Group Company has deducted or withheld all Taxes (including Payroll Taxes) which it has been obliged by law to deduct or withhold from amounts paid by it and has accounted to the relevant Tax Authority for all amounts of Tax so deducted or withheld within the relevant time limits.

20.1.3	No Group Company has been liable to pay, or done or failed to do anything which could cause it to become liable to pay, any penalty, surcharge, fine or interest in respect of Tax.

20.1.4

Each Group Company has maintained all material records required to be maintained for Tax purposes and has made all returns and supplied all information and given all notices to any Tax Authority as reasonably requested or required by law within any requisite period and all such returns and information and notices are correct and accurate in all material respects and are not the subject of any dispute and there are no facts or circumstances likely to give rise to or be the subject of any such dispute.

20.1.5

No Group Company is involved in any dispute with a Tax Authority or is the subject of any investigation, enquiry, audit or visit by any Tax Authority and no Tax Authority has investigated or indicated that it intends to investigate the Tax affairs of any Group Company.

20.1.6

No Group Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for automatic or regular extensions of time to file income Tax returns).

20.1.7	No Group Company has filed a Check the Box Election within the period commencing 60 months prior to the date of this Agreement.

20.1.8	Each Group Company is wholly owned by a single Group Company except as disclosed in the Disclosure Letter.

20.1.9	Each Group Company has a single class of stock issued and outstanding except as disclosed in the Disclosure Letter.

20.2	Accounts

20.2.1

The Locked Box Accounts include proper provision or reserve in accordance with IFRS for all Tax liable to be assessed on a Group Company or for which a Group Company is accountable at the Locked Box Date and, since the Locked Box Date, no Group Company has incurred a material Tax liability otherwise than in the ordinary and usual course of that Group Company’s business. Proper provision has been made and shown in the Locked Box Accounts for deferred Tax in accordance with IFRS.

20.3	Residence / Permanent Establishment / Agency

20.3.1	Save as set out in document reference 2.2 of the Data Room Information, the Data Room Information:-

(a)

each Group Company is and has at all times been resident for Tax purposes in its place of incorporation and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement);

(b)	no Group Company is subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business in that jurisdiction; and

(c)	no Group Company is liable for any Tax as the agent of any other person or business or constitutes a permanent establishment of any other person, business or enterprise for any Tax purpose.

20.4	Tax Groups

20.4.1

Neither the execution nor completion of this Agreement, nor any other event since the Locked Box Date, will result in the clawback or disallowance of any group relief or allowance previously given to a Group Company or any Tax relief or exemption granted or claimed on or before Completion.

20.4.2

No Group Company (i) has at any time been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax return, except for an affiliated group that only has Group Company members, (ii) is a party to or has an obligation under any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract or arrangement except in the ordinary course of business and gross up obligations; or (iii) has any liability for the Taxes of any other person under United States Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state, local or non-U.S. law), as a transferee or successor.

20.5	Value Added Tax

20.5.1

Each Group Company has complied in all material respects with its legal obligations relating to value added tax, including maintaining and retaining complete, accurate and up to date records, invoices and other documents in such form and for such periods as required by law.

20.6	Employees

20.6.1

Each person who is a Seller LLP Member and who has acquired any shares or securities (including an interest in shares or securities) where the right or opportunity to acquire such shares or securities was made available by reason of an employment (or deemed to be so made for Tax purposes) of that person or any other person with a Group Company has entered into a valid joint election with the relevant employer under section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 and the relevant Group Company has retained original copies of such elections.

20.7	Stamp Taxes

20.7.1

Every instrument which is necessary to establish a Group Company’s rights or title to any asset, which is or could become liable to stamp duty (or any similar duty or Tax in a jurisdiction outside the United Kingdom) has been duly stamped and the relevant duty or Tax has been paid.

20.8	Inheritance Taxes

20.8.1	No Group Company has ever made any transfer of value within the meaning of the Inheritance Tax Act 1984 (“IHTA”) or received any value such that liability might arise under section 199 IHTA.

20.8.2

There is no unsatisfied liability to inheritance tax attached to, or attributable to, the Shares or any asset of any Group Company. Neither the assets owned by nor the shares of any Group Company are subject to an outstanding Inland Revenue charge as defined in section 237 IHTA.

20.8.3	No circumstances exist, or but for section 204(6) IHTA would exist, such that a power of sale could be exercised in relation to any assets or shares of any Group Company pursuant to section 212 IHTA.

20.9	Transfer Pricing and Avoidance

20.9.1

No Group Company has entered into a transaction or arrangement otherwise than on arm’s length terms and the processes by which prices and terms in respect of all such transactions or arrangements were determined have been fully documented as required by law.

20.9.2

No Group Company has been involved in any transaction or series of transactions the main purpose, or one of the main purposes of which, was the avoidance of Tax and which (so far as the Seller is aware) could be set aside, recharacterised or treated as void by applicable anti-avoidance legislation for that reason.

21.	BROKERS

21.1

Except for Rothschild & Co. (the fees and expenses of which will be paid or borne in their entirety by the Seller), there is no investment banker, broker, finder or other intermediary which has been retained by or is otherwise authorized to act on behalf of any Group Company in connection with the transactions contemplated by the Transaction Documents and which might be entitled to any fee, commission or other compensation from any Group Company.

SCHEDULE 3

LIMITATIONS ON SELLER’S LIABILITY

1.	TIME LIMITS

1.1

The Seller shall not be under any liability in respect of any claim under this Agreement or the Tax Deed and any such claim shall be wholly barred and unenforceable unless written notice of such claim setting out full details of the relevant claim (including the grounds on which such claim is based, the amount claimed to be payable in respect thereof and the basis of calculation in respect of such amount, in each case, to the extent such details are known) shall have been served upon the Seller by the Buyer by not later than 5.00 p.m. on:

1.1.1	in the case of a claim for breach of the Fundamental Warranties the date falling six years after the Completion Date;

1.1.2	in the case of a claim under the Tax Deed or a claim for breach of the Tax Warranties, the date falling seven years after the Completion Date;

1.1.3	in the case of all other claims in respect of the General Warranties, the date falling two years after the Completion Date; and

1.1.4	in the case of all other claims under this Agreement (other than under Clause 6 (Leakage) and Clause 11 (Protection of Goodwill)), the date falling three years after the Completion Date,

and the liability of the Seller for any claim specified in such written notice (other than any claim under the Tax Deed) shall absolutely determine and cease if proceedings in respect of that claim have not been issued and served on the Seller within six months of the date of such written notice (subject to paragraph 4 of this Schedule 3).

2.	LIABILITY LIMITS

2.1	The maximum aggregate liability of the Seller in respect of:-

2.1.1

any and all claims in respect of or in connection with the General Warranties and the Tax Deed (other than any claims pursuant to Clauses 2.1.3, 2.1.4, 2.1.5, 2.1.6 and 8.1 of the Tax Deed) shall not exceed £1.00;

2.1.2

subject to paragraph 2.1.1 above, its obligations under or in respect of any breach of this Agreement (other than in respect of or in connection with the General Warranties or the Fundamental Warranties) and under the Tax Deed shall not exceed the sum equal to fifty per cent. (50%) of the Consideration; and

2.1.3	its obligations under or in respect of any breach of the Fundamental Warranties shall not exceed the sum equal to the Consideration.

3.	PRE AND POST COMPLETION ACTION

3.1

The Seller shall not be liable in respect of any claim under this Agreement (other than a claim for breach of the Tax Warranties) to the extent that the claim or the events giving rise to the claim would not have arisen but for an act, omission or transaction:

3.1.1	after Completion, of the Buyer’s Group; or

3.1.2	before Completion, of the Seller or any Group Company at the specific written request of or with the specific prior written consent of the Buyer,

in each case, except where necessary to meet legally binding obligations.

3.2

The Seller shall not be liable for any claim under this Agreement (other than a claim for breach of the Tax Warranties) to the extent such claim arises or the amount of such claim is increased as a result of:

3.2.1

any change in the accounting principles or practices of the Buyer’s Group and/or the Group introduced or having effect after Completion, excluding any changes required by IFRS or law which is expected, known, enacted or published in guidance at the time of this Agreement;

3.2.2	any reorganisation (including a cessation of the whole or any part of any trade) or change in ownership of any member of Buyer’s Group and/or the Group after Completion;

3.2.3

a claim or liability for Tax which would not have arisen but for any winding-up or cessation after Completion of any business or trade carried on by the Buyer’s Group and/or the Group except to the extent that such winding-up or cessation is occasioned by the facts or circumstances giving rise to a claim under this Agreement;

3.2.4	any change in the accounting reference date of the Buyer or any Group Company made after Completion;

3.2.5

any change in any accounting basis, policy, practice, or approach of, or applicable to, any member of the Buyer’s Group and/or the Group or any change in the way an accounting basis is adopted for Tax purposes, in each case, made after Completion, excluding any changes required by IFRS or law which is expected, known, enacted or published in guidance at the time of this Agreement;

3.2.6	any increase in the rates of taxation made after the date of this Agreement;

3.2.7

any change in law or regulation or extra statutory concession (including for the avoidance of doubt, the withdrawal of any extra statutory concession) or other regulatory agreement or in its interpretation or administration by any court of competent jurisdiction, by any Tax Authority or by any other fiscal, monetary or regulatory authority (whether or not having the force of law), occurring in each case after Completion;

3.2.8

any cessation of, or any change in the nature or conduct of any business carried on by any member of the Buyer’s Group and/or the Group, occurring on and/or after Completion except to the extent that such cessation or change is occasioned by the facts or circumstances giving rise to a claim under this Agreement;

3.2.9

any act, omission, transaction or arrangement carried out or effected after Completion by or at the request or with the approval of the Buyer or any member of the Buyer’s Group (or any of their respective directors, officers, employees or agents) otherwise than in the ordinary course of business of any Group Company as carried out at Completion; or

3.2.10

the Buyer or any member of the Buyer’s Group disclaiming any part of the benefit of capital or other allowances against taxation claimed or proposed to be claimed on or before Completion, to the extent that such allowances were disclosed by the Seller to the Buyer before Completion.

4.	CONTINGENT LIABILITIES AND UNASCERTAINABLE CLAIMS

4.1	The Seller shall not be liable for any claim under this Agreement:

4.1.1

where the claim is based upon a liability which is contingent only, unless and until such contingent liability becomes an actual liability or until the same is finally adjudicated but, for the avoidance of doubt, the Buyer has the right under paragraph 1 of this Schedule 3 to give notice of, and to issue and serve proceedings in respect of, that claim within the time limits set out in paragraph 1 of this Schedule 3;

4.1.2

which arises by reason of a liability which, at the time when written notice of the claim is given to the Seller is contingent only or is otherwise not capable of being quantified and the Seller shall not be liable to make any payment in respect of such claim unless and until the liability becomes an actual liability or (as the case may be) becomes capable of being quantified.

5.	ALLOWANCES, PROVISIONS AND RESERVES

5.1

The Seller shall not be liable for any claim under this Agreement (other than a claim for breach of the Tax Warranties) to the extent that specific allowance, provision or reserve has been made in the Accounts or Locked Box Accounts in respect of the fact, matter, event or circumstance giving rise to such claim or to the extent that payment or discharge of the relevant matter has been specifically taken into account therein.

6.	CONDUCT OF CLAIMS AND RECOVERY

6.1

If any matter comes to the notice of the Buyer’s Group which may give rise to a liability of the Seller under the Warranties (other than the General Warranties), the Buyer shall (and shall procure that the relevant member of the Buyer’s Group shall):

6.1.1

as soon as reasonably practicable give written notice of that matter to the Seller specifying in reasonable detail the nature of the potential liability and, so far as is reasonably practicable, the amount likely to be claimed in respect of it, provided that no failure or delay in the giving of such notice shall limit the Buyer’s rights unless the Seller is materially and adversely prejudiced by such failure or delay;

6.1.2	keep the Seller reasonably informed in a timely manner in relation to that matter;

6.1.3	not make any admission of liability, agreement or compromise with any person in relation to that matter without reasonable prior consultation with the Seller;

6.1.4

give the Seller and its professional advisers reasonable access to the personnel of the Buyer’s Group and to any relevant assets, accounts, documents and records within the power or control of the Buyer’s Group so as to enable the Seller and its professional advisers to examine such assets, accounts, documents and records and to take copies at their own expense; and

6.1.5

consult with the Seller (and take into account its reasonable suggestions and requests) in connection with avoiding, disputing, resisting, appealing, defending, compromising or settling the claim (including, without limitation, making any counterclaims or other claims against third parties) and any related adjudication or proceedings.

6.2

The Seller shall not be liable in respect of any claim under this Agreement to the extent that the facts or circumstances giving rise to such claim are capable of remedy and are remedied by or at the expense of the Seller within 60 days of the date on which notice of such claim is given to the Seller pursuant to paragraph 1 above.

6.3

If any member of the Buyer’s Group is or may be entitled to recover from some other person (but excluding for the purposes of this paragraph 6.3 from any person under an insurance policy other than a W&I Policy) any sum in respect of any matter giving rise to a claim under the Warranties, the Buyer shall procure that all reasonable steps are taken to enforce recovery and, if any sum is so recovered, then either the amount payable by the Seller in respect of that claim shall be reduced by an amount equal to the amount recovered (less the costs incurred by any member of the Buyer’s Group to obtain such recovery and any Taxes payable in respect of the amount recovered) or (if any amount shall already have been paid by the Seller in respect of that claim) there shall be repaid to the Seller an amount equal to the amount recovered (less the costs incurred by any member of the Buyer’s Group to obtain such recovery and any Taxes payable in respect of the amount recovered) or (if less) the amount paid by the Seller in respect of that claim.

6.4

Nothing in this Agreement shall or shall be deemed to relieve the Buyer of any common law or other duty to mitigate any loss or damage incurred by it (including enforcing against any person other than the Seller, any rights any member of the Buyer’s Group has or may have in respect of the fact, matter or circumstance giving rise to a claim under the Warranties).

7.	CONSEQUENTIAL LOSS

The Buyer shall not be entitled to claim for any indirect or consequential loss, whether actual or prospective, except where such loss is reasonably foreseeable.

8.	DOUBLE RECOVERY

No liability shall attach to the Seller by reason of any breach of any of the Warranties to the extent that the same loss has been recovered by the Buyer under any other Warranty and/or otherwise under any Transaction Document.

SCHEDULE 4

CONDUCT UNTIL COMPLETION

PART 1

1.	Subject to the exceptions in Part 2 of this Schedule 4, during the period from the date of this Agreement to Completion, the Seller shall procure that each Group Company shall not:

1.1	create any lien, charge or Encumbrance over any of the Shares or the Newco Shares or, other than in the ordinary course of business, the assets, rights or interests of the Group;

1.2	make any change in the nature or organisation of the business of the Group or discontinue or cease to operate all or a significant part of the business of the Group;

1.3	transfer all or any significant part of its business or any significant assets;

1.4	pass any resolution of the members of a Group Company;

1.5

modify the rights attached to the Shares or the shares of any other Group Company or allot or issue any shares, stock or options or rights to subscribe for or convert into any shares or securities in respect of the capital of any Group Company;

1.6	acquire any stake, shares or other equity interest in any company, partnership or other venture;

1.7	dispose of any shares or other securities (including loan capital) in, or consolidate or amalgamate, any Group Company, whether as part of a Group restructuring or reorganisation or otherwise;

1.8	change in any way any Group Company’s capital structure, declare, make or pay any distribution, dividend (whether in cash or in specie) or any repayment, reduction or redemption of capital;

1.9

terminate or, save as required by law, alter the terms (including the compensation or benefits) of employment, terms of engagement or terms of office of any of the Senior Employees and/or member of the Executive Leadership Team;

1.10	appoint or remove from office any director or officer of the Company, Turner & Townsend Ltd., Turner & Townsend Group Ltd., Turner & Townsend UK Ltd. or Turner & Townsend International Ltd.;

1.11

increase or announce any increases to any of the Group Companies’ employees’ (including the Senior Employees and Executive Leadership Team) remuneration (including salary, pension entitlements, bonuses, commissions and benefits in kind), the aggregate net effect of which would increase the total aggregate base salaries or total aggregate amount of overall remuneration currently payable by the Group Companies, in each case by five per cent. or more;

1.12	borrow any monies or incur any indebtedness other than trade credit in the ordinary course of business;

1.13	amend, cancel, release, discharge, waive or assign any indebtedness including any third party banking facilities;

1.14	terminate (or give notice to terminate) or materially amend any contract or agreement described in paragraph 9.1 or paragraph 9.2 of Schedule 2;

1.15	establish or materially amend any pension or employment benefits scheme (including any long term incentive plan or equity incentive scheme);

1.16	cancel, fail to renew or materially reduce its existing insurance coverage;

1.17

commence, compromise, settle, withdraw or abandon any material litigation, arbitration or similar proceedings or any other material action, demand, claim or dispute, save for debt collection in the ordinary course of business;

1.18	enter into any insolvency process or any arrangement with its creditors generally;

1.19

make, change or revoke any U.S. or other material Tax election or claim, appoint or remove the auditors, change any accounting period, reference date or method (including with respect to Taxes), change or adopt any new accounting policy, file any Tax return or amended Tax return (except in the ordinary course of business or where such action has an immaterial effect);

1.20

incur any Tax liability outside the ordinary course of business, settle or compromise any proceeding or enquiry with respect to any Tax claim or assessment, surrender any Tax relief or the right to claim a refund of Taxes or take any other similar material action relating to the filing or the payment of any Tax, in each case in respect of a Group Company;

1.21	pay its creditors other than in the ordinary course of business;

1.22	change its accounting reference date, practices or policies;

1.23	enter into any agreement between any member of the Group (on the one hand) and the Seller, any Seller LLP Partner or any connected person of any of them (on the other hand);

1.24	change its residence for Tax purposes or create any new taxable presence; and

1.25	agree or commit, conditionally or otherwise to do any of the foregoing.

PART 2

EXCEPTIONS

2.	Part 1 of this Schedule 4 shall not operate so as to prevent or restrict the Seller or any Group Company:

2.1	from taking any action which constitutes Permitted Leakage or to the extent included in the Agreed Leakage Amount;

2.2

from taking any action or omitting to take any action reasonably necessary in an emergency or disaster situation and which the Seller reasonably believes would otherwise be material and adverse to the Group with the intention of minimising any adverse effect thereof (and of which the Buyer shall be promptly notified, and to the extent reasonably practicable and permitted by law, consulted on in advance), but only for so long as such situation continues;

2.3	from taking any action or omitting to take any action which is required to:

2.3.1	comply with applicable laws; or

2.3.2	comply with the direction of an applicable supervisory authority or other competent authority;

2.3.3	give effect to the Transaction Documents;

provided the Buyer shall be promptly notified, and to the extent reasonably practicable and permitted by law, consulted in advance by the Seller.

2.4	from taking any action or omitting to take any action in connection with the matters set out in Part 3 of this Schedule 4;

2.5

from taking or omitting to take any action in connection with the review of, and any increases to, the Group Companies’ employees’ remuneration in accordance with the Group’s usual remuneration review cycles in November (not to exceed £8 million in aggregate) and May (not to exceed £8 million in aggregate) each year;

2.6	from taking or omitting to take any action in connection with the payment by the Company of the November Dividend to the Seller;

2.7	from taking or omitting to take any action in connection with the Pre-Completion Restructuring, including (but not limited to) the filing of Check the Box Elections;

2.8	from taking or omitting to take any action in connection with the Outstanding Debt Payoff;

2.9

from taking or omitting to take any action in connection with the payment of £1,000 to each Seller LLP Partner in consideration of them having executed their respective ELT Amended Employment Agreement or Amended Employment Agreements (as applicable); or

2.10

from taking any action or omitting to take any action at the written request and/or with the prior written consent of the Buyer (whether such consent is actually given or deemed given in accordance with Clause 7.3).

Provided, that, none of the foregoing clauses in this Part 2 of this Schedule 4 shall be construed to permit any action or omission which constitutes Leakage or any action described in paragraph 1.12 of Part 1 of this Schedule 4.

Part 3

3.

Evaluating, negotiating, progressing, closing and integrating the following potential acquisitions which remain subject to further commercial discussions (including as to structure) and subject to contract and satisfactory outcomes to due diligence:

3.1	Australia – [OMITTED];

3.2	Germany – [OMITTED];

3.3	US – [OMITTED]; and

3.4	Netherlands – [OMITTED],

provided that the Seller shall keep the Buyer reasonably informed of any material developments in respect of the above potential acquisitions.

SCHEDULE 5

COMPLETION ARRANGEMENTS

At Completion the following will take place:-

1.	THE SELLER

1.1	The Seller shall deliver to the Buyer or the Buyer’s Solicitors:-

1.1.1

duly executed stock transfer forms in respect of the Shares and the Newco Shares and a power of attorney, in the agreed form, to act on behalf of the Seller in respect of the Shares and the Newco Shares (until the Buyer is entered in the register of members of the Company and of Newco, respectively) with full power to exercise all rights of the Seller in relation to the Shares and the Newco Shares as the Buyer in its absolute discretion sees fit;

1.1.2	the share certificate(s) for the Shares and the Newco Shares or an indemnity in the agreed form;

1.1.3	a duly executed copy of the Shareholders’ Agreement;

1.1.4	duly executed copies of the Other Seller LLP Partners Restrictive Covenant Undertakings;

1.1.5	a duly executed copy of the Partnership Agreement;

1.1.6	a duly adopted copy of the Amended Articles;

1.1.7	a duly executed copy of the Tax Deed;

1.1.8	a duly executed copy of the Pre-Completion Restructuring Tax Deed;

1.1.9

a certificate, executed by a member of the Executive Leadership Team, confirming the payment in full and completion discharge, immediately prior to Completion, of all Outstanding Debt (such payment being the “Outstanding Debt Payoff”), including the itemised amounts thereof and copies of the evidence of wire transfers thereof;

1.1.10	a certificate, executed by a member of the Executive Leadership Team, confirming of the completion of the Pre-Completion Restructuring;

1.1.11

a statement satisfying the requirements of Treasury Regulations Section 1.1445-11T(d)(2) to establish that no U.S. tax withholding is required under Section 1445(e)(5) of the Code upon the disposition of the Shares or the Newco Shares by the Seller; and

1.1.12

a certification satisfying the requirements of Treasury Regulations Section 1.1446(f)-2(b) to establish that no U.S. tax withholding is required under Section 1446(f) of the Code upon the disposition of the Shares or the Newco Shares by the Seller.

1.2	The Seller shall procure that a board meeting of the Company is held at which the directors approve the completion of the transactions contemplated by this Agreement, including:

(a)	the Outstanding Loan Notes Payoff;

(b)	the adoption of the Amended Articles; and

(c)	the registration of the share transfers referred to in paragraphs 1.1.1 of this Schedule (subject only to stamping).

2.	THE BUYER

2.1	At Completion the Buyer shall deliver to the Seller or the Seller’s Solicitors:-

2.1.1	pay the sum equal to the Initial Consideration to the Payment Agent Account in accordance with Clause 5.12;

2.1.2	a duly executed copy of the Shareholders’ Agreement;

2.1.3	a duly executed copy of the Tax Deed;

2.1.4	a duly executed copy of the Pre-Completion Restructuring Tax Deed; and

2.1.5	duly executed copies of the Other Seller LLP Partners Restrictive Covenant Undertakings.

SCHEDULE 6

PERMITTED LEAKAGE

1.	The Outstanding Debt Payoff, including (without limitation) payment of:-

1.1

the balance outstanding for repayment in respect of the loan notes issued by the Company in favour of certain Seller LLP Partners and former members in the Seller, being £[OMITTED] including unpaid accrued interest as of 30 April 2021;

1.2	the sum equal to the aggregate amount of unpaid interest accrued after 30 April 2021 on the outstanding loan notes referred to in paragraph 1.1 above (accruing at £[OMITTED] per month);

1.3	the outstanding loan balance owed by the Company to the Seller in the sum of £[OMITTED]; and

1.4	declaration and payment by the Company to the Seller of a dividend in the sum of £[OMITTED] in respect of unpaid profit share attributable to retired members in the Seller.

2.	Declaration and payment by the Company to the Seller of the Pre-Completion Dividend.

3.	Declaration and payment by the Company to the Seller of the November Dividend (if any).

4.

Commitment to establish the Employee Bonus Pool for payment following Completion in accordance with Clause 7.3 and Schedule 10, together with the sum equal to the aggregate of all employer taxes and national insurance, social security and similar charges applicable to such payments.

5.

Payment by the applicable employer entities within the Group of £1,000 to each Seller LLP Partner in consideration of them executing their respective ELT Amended Employment Agreements or Amended Employment Agreements (as applicable), together with the sum equal to the aggregate of all employer taxes and national insurance, social security and similar charges applicable to such payments.

SCHEDULE 7

LOCKED BOX ACCOUNTS

[OMITTED]

SCHEDULE 8

REQUIRED REGULATORY FILINGS

Competition Law

1.	United States of America
2.	Federal Republic of Germany
3.	Republic of Ireland
4.	Russian Federation
5.	Kingdom of Saudi Arabia
6.	Only if requested by the applicable regulatory authority, the United Kingdom of Great Britain and Northern Ireland

National Security / Foreign Direct Investment Law

1.	Australia – Foreign Investment Review Board (“Australian FIRB”)

SCHEDULE 9

PRE-COMPLETION RESTRUCTURING

1.	PRE-COMPLETION DIVIDEND

1.1

The Seller shall procure that the Company pays, at least three (3) Business Days prior to Completion, a dividend to the Seller of an amount equal to the Pre-Completion Dividend Amount (the “Pre-Completion Dividend”).

2.	CHECK THE BOX ELECTIONS

2.1	The Seller shall procure that:

2.1.1

the Company makes a Check the Box Election prior to Completion with the effect that the Company is treated as a disregarded entity for US federal income tax purposes with effect from the date that is two (2) Business Days prior to Completion (or any alternative date selected by the Buyer); and

2.1.2

each of the Consenting Non-US Subsidiaries and Non-Consenting Non-US Subsidiaries (except for any Non-US Subsidiary that is treated as a per se corporation pursuant to Treasury Regulations Section 301.7701-2(b)(8) and except as otherwise directed by the Buyer) makes a Check the Box Election prior to Completion with the effect that each such Consenting Non-US Subsidiary and Non-Consenting Non-US Subsidiary is treated as a disregarded entity for US federal income tax purposes with effect from the date that is two (2) Business Days prior to Completion (or any alternative date selected by the Buyer).

3.	NEWCO ACQUISITION

3.1	Prior to Completion, the Seller shall incorporate Newco.

3.2

One (1) Business Day prior to Completion, the Seller shall transfer the Newco Owned Shares to Newco in exchange for an issue of ordinary shares in Newco to the Seller (structured to enable the transfer of legal title in the Newco Owned Shares to be written up in the register of members of the Company prior to Completion).

SCHEDULE 10

CERTAIN ACTIONS

[OMITTED]

SCHEDULE 11

LEAVER ADJUSTMENTS SCHEDULE

[OMITTED]

EXECUTED by Turner & Townsend Partners LLP acting by

Martin Stephen Jeremy Lathom-Sharp		/s/ Martin Stephen Jeremy Lathom-Sharp
Full Name (Member)		Signature of Member

EXECUTED by CBRE Titan Acquisition Co. Limited acting by

Emma Giamartino		/s/ Emma Giamartino
Name:	Emma Giamartino	Signature
Title:	Director

EXECUTED by CBRE Group, Inc. acting by

Emma Giamartino		/s/ Emma Giamartino
Name:	Emma Giamartino	Signature
Title:	Global Chief Investment Officer